                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-69005

                        [TRANSWITCH LOGO APPEARS HERE]

                                1,700,000 Shares

                                  Common Stock

    TranSwitch Corporation is offering 1,700,000 shares of its common stock. TranSwitch's common stock is traded on the Nasdaq National Market under the symbol "TXCC." The last reported sale price of the common stock on the Nasdaq National Market on February 8, 1999 was $39.25 per share.

                             ---------------------

                 Investing in the Common Stock involves risks.
                    See "Risk Factors" beginning on page 6.

                             ---------------------

                                                         Per share    Total
                                                         --------- ------------
Public Offering Price...................................  $ 37.00  $ 62,900,000
Underwriting Discounts and Commissions..................     1.99     3,383,000
Proceeds to the Company.................................    35.01    59,517,000

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    TranSwitch has granted the underwriters a 30-day option to purchase up to an additional 255,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on February 12, 1999.

                             ---------------------

BancBoston Robertson Stephens

                           NationsBanc Montgomery Securities LLC

                                                                    Advest, Inc.

                The date of this Prospectus is February 9, 1999.

  A stylized ring of TranSwitch semiconductor devices overlaid on a magnified photograph of a TranSwitch integrated circuit, together with three blocks of text, as follows:

SONET/SDH

  The SONET/SDH standards are deployed worldwide for the fiber-based public network transport infrastructure. TranSwitch's SONET/SDH products are used to build add drop multiplexers, cross connects and hybrid transport systems.

Asynchronous

  TranSwitch's asynchronous products are used in the public network and in wide area network equipment such as bandwidth managers, routers and Internet access servers.

ATM

  ATM is a technology for Broadband access and backbone networks. TranSwitch cell/packet products are used to build multi-service platforms.

  Stylized representation, using block diagrams, of a global telecommunications and data communications network, identifying TranSwitch applications in public network, corporate WAN and Internet access applications.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to the "Company," "TranSwitch," "we," "us" and "our" refer to TranSwitch Corporation and its subsidiaries.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   6
Certain Information......................................................  15
Use of Proceeds..........................................................  15
Price Range of Common Stock..............................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Dividend Policy..........................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  20
Business.................................................................  27
Management...............................................................  41
Principal Stockholders...................................................  43
Description of Capital Stock.............................................  44
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Where You Can Find More Information......................................  48
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

  We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. TranSwitch, XBERT, SARA, COBRA, CUBIT and SALI-25C are registered trademarks owned by us. CELLBUS, PHAME, ASPEN, McHDLC, PHAST, Connectivity Engines and Engines for Global Connectivity are trademarks of the Company.

                                    SUMMARY

  Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the Consolidated Financial Statements and Notes, before deciding to invest in our common stock. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements which involve risks and uncertainties. TranSwitch's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  The Company

Our Business..........  TranSwitch designs, develops, markets and supports highly integrated digital and mixed-signal (analog and digital) semiconductor solutions for the telecommunications and data communications markets. Our products are high-speed semiconductor solutions that provide core functionality for equipment used in communications networks. Our expertise in digital and mixed-signal design, together with our telecommunications experience, allows us to determine and implement optimal combinations of design elements to meet our customers' needs. We believe this approach allows our customers to achieve faster time to market and to introduce systems that offer greater functionality and improved performance, while reducing system size and cost.

Our Market............  We target our products to equipment suppliers who supply three fast-growing market segments: the worldwide public network infrastructure for data and voice communications, the Internet infrastructure that supports the World Wide Web and other data services, and corporate wide area networks. There is an increasing worldwide demand for improvements in communications infrastructure in order to provide greater capacity and improved performance in transmitting voice and data. As a result, new network equipment is being designed and incorporated into public networks used by local and long distance telecommunications service providers, specialized networks used by Internet service providers and private computer networks. New fiber optic networks are being built and new standards for transporting voice and data traffic are emerging. The complexity of these new networks requires the use of semiconductor devices to allow network equipment manufacturers to design and develop equipment faster and at a lower cost.

Our Products..........  Our products are Very Large Scale Integrated (VLSI)
                        semiconductor solutions that provide core functionality for communications network equipment. Our three product lines are designed to be compliant with SONET/SDH, asynchronous and ATM telecommunications and data communications standards.

Our Customers.........  We have sold our VLSI semiconductor devices to more than 400 customers worldwide. We sell our products through a direct sales force and worldwide network of independent distributors and sales representatives located in the United States and 15 other countries. Our customers are primarily original equipment manufacturers which incorporate our products into the networking equipment they sell to the telecommunications and data communications markets. Our customers include Alcatel, Ascend Communications, Cisco, ECI Telecom, Ericsson, IBM, Lucent, Nortel, Newbridge Networks, Siemens and Tellabs.

Recent Operating        On January 21, 1999, the Company announced operating
Results...............  results for the quarter and year ended December 31,
                        1998. Total revenues for the fourth quarter of 1998 were $13.7 million, an increase of 64.3% over total revenues of $8.3 million reported for the comparable period in 1997. In addition, the Company reported net income of $2.5 million, or diluted earnings per share of $0.16, for the fourth quarter of 1998, compared to net income of $433,000, or diluted earnings per share of $0.03, for the comparable period in 1997. Total revenues for the year ended December 31, 1998 were $44.2 million, an increase of 63.1% over the $27.1 million reported for the year ended December 31, 1997. The Company reported net income of $6.0 million, or diluted earnings per share of $0.40, for the year ended December 31, 1998, compared to a net loss of $1.9 million, or a net loss per share of $0.15, for the year ended December 31, 1997.

                                  THE OFFERING

Common Stock Offered by the Company ........... 1,700,000 shares
Common Stock Outstanding after the Offering.... 16,329,371 shares
Use of Proceeds................................ Working capital, potential acquisitions and general corporate purposes.
Nasdaq National Market Symbol.................. TXCC

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                       Nine Months Ended
                                 Year Ended December 31,                 September 30,
                         --------------------------------------------  ------------------
                          1993     1994     1995      1996     1997      1997      1998
                         -------  -------  -------  --------  -------  --------  --------
Consolidated Statements
  of Operations Data:
Total revenues.......... $12,018  $12,101  $17,466  $ 19,650  $27,084  $ 18,750  $ 30,477
Gross profit............   6,006    6,185   10,071     5,844   15,830    10,745    18,858
Operating income
  (loss)................  (1,102)  (4,071)  (2,390)  (10,767)  (2,333)   (2,674)    2,903
Net income (loss).......  (1,094)  (3,937)  (1,773)  (10,077)  (1,873)   (2,306)    3,502
Basic earnings (loss)
  per share(1)..........      --  $ (0.48) $ (0.18) $  (0.86) $ (0.15) $  (0.19) $   0.26
Weighted average shares
  outstanding...........      --    8,178   10,062    11,751   12,152    12,103    13,701
Diluted earnings (loss)
  per share(1) .........      --  $ (0.48) $ (0.18) $  (0.86) $ (0.15) $  (0.19) $   0.24
Weighted average shares
  and equivalents
  outstanding ..........      --    8,178   10,062    11,751   12,152    12,103    14,579

                                                           September 30, 1998
                                                         ----------------------
                                                         Actual  As Adjusted(2)
                                                         ------- --------------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments ...... $24,331    $ 83,473
Working capital.........................................  29,330      88,472
Total assets............................................  43,283     102,425
Total stockholders' equity..............................  35,514      94,656

--------
(1) Net loss per share amount for 1993 not meaningful.
(2) Adjusted to reflect the proceeds from the sale of 1,700,000 shares of common stock by the Company at the public offering price of $37.00 per share and after deducting underwriting discounts and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

  An investment in this common stock is very risky. You should carefully consider the following risk factors, in addition to the remainder of this prospectus, before purchasing the common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Many factors, including those described below, may cause actual results to differ materially from anticipated results.

Operating Losses

  Prior to the year ended December 31, 1998, we had not completed a profitable year since our inception in 1988. As of September 30, 1998, we had an accumulated deficit of $26.5 million. For 1997, we incurred a net loss of approximately $1.9 million, and we realized net income of approximately $3.5 million for the nine months ended September 30, 1998. Our revenues have increased in recent years, and revenues for recent quarters have exceeded revenues for the same quarter of the prior year. Still, we cannot be certain that we can sustain these growth rates or that we will remain profitable on a quarterly or annual basis in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Potential Fluctuations in Operating Results

  Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a number of factors including:

  .   the timing and cancellation of        .   our ability to introduce new
      customer orders;                          products and technologies on a
                                                timely basis;

  .   market acceptance of our and          .   introduction of products and
      our customers' products;                  technologies by our
                                                competitors;

  .   the level of orders received          .   the timing of our investments
      which can be shipped in a                 in research and development,
      quarter;                                  including tooling expenses
                                                associated with product
                                                development and pre-
                                                production;

  .   the timing and provision of           .   whether our customers buy from
      pricing protections and                   a distributor or directly from
      returns from our distributors;            us;

  .   availability of foundry               .   competitive pressures on
      capacity and raw materials;               selling prices; and

  .   fluctuations in manufacturing         .   general economic conditions.
      yields;

  .   changes in product mix;

  Sudden shortages of raw materials or production capacity constraints can lead semiconductor producers to allocate available supplies or capacity to larger customers than us, which could interrupt our ability to meet our production obligations. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and as a result, the average selling prices of our products may decrease in the future. Decreases in the price of our products would adversely affect our operating results.

  Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to our customer. Because we do not have substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

  Because we are continuing to increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, we must continue to generate increased sales to offset these increased expenses. In addition, we are limited in our ability to reduce expenses quickly in response to any revenue shortfalls. In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of sales to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and our annual operating results.

Management of Growth

  Due to the level of technical and marketing expertise necessary to support our existing and new customers, we must attract highly qualified and well-trained personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may become increasingly difficult for us to hire such personnel. As we expand, we may also significantly strain our management, manufacturing, financial, systems and other resources. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support our operations.

We Depend on Outside Fabrication Facilities

  We do not own or operate a Very Large Scale Integrated (VLSI) circuit fabrication facility. Four foundries currently supply us with most of our semiconductor device requirements. While we have had good relations with these foundries, we cannot be certain that we will be able to renew or maintain contracts with them. In addition, we cannot be certain that renewed or new contracts will contain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including:

  . the lack of assured semiconductor wafer supply and control over delivery schedules;

  . the unavailability of, or delays in obtaining access to, key process technologies; and

  . limited control over quality assurance, manufacturing yields and production costs.

  In addition, manufacturing integrated circuits is a highly complex and technology-demanding process. Although we try to diversify our sources of semiconductor devices and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results.

Limited Capacity and Few Foundries Able to Supply Our Manufacturing Needs

  We purchase semiconductor devices from outside foundries pursuant to purchase orders. We do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Therefore, our foundry suppliers could choose to prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements.

  We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. In particular, as of the date of this prospectus, a single foundry supplier manufactures all of our semiconductor devices manufactured utilizing the BiCMOS process. As a result, we expect that we could experience a substantial delay or interruption in the shipment of our products due to the following:

  . sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;

  . time required to qualify alternative manufacturing sources for existing or new products could be substantial; or

  . failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

Dependence on Telecommunications, Internet and Data Communications Markets

  We derive virtually all of our product revenues from sales of products for telecommunications, Internet and data communications applications. These markets are characterized by the following:

  .   intense competition;

  .   rapid technological change; and

  . short product life cycles, especially in the data communications market.

  In addition, although the telecommunications, Internet and data communications equipment markets have grown rapidly in the last few years, we cannot be certain that these markets will continue to grow or that a significant slowdown in these markets will not occur.

  Products for telecommunications, Internet and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications, Internet or data communications markets evolve to new standards, we cannot be certain that we will be able to successfully design and manufacture new products that address the needs of our customers or that such new products will meet with substantial market acceptance. In addition, a substantial majority of our revenues have been, and are expected to continue to be, derived from sales of SONET/SDH (Synchronous Optical Network/Synchronous Digital Hierarchy) and ATM (Asynchronous Transfer Mode) products. Failure of our SONET/SDH and ATM-based products to achieve a significant degree of market acceptance will reduce our operating results.

Dependence on New Products; Risk of Product Development Delays

  Our success depends upon our ability to do the following:

  .   develop new VLSI devices for existing and new markets;

  .   introduce these products in a timely manner; and

  . have such products selected for design into new products of leading systems manufacturers.

  The development of these new devices is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

  .   accurate new product definition;

  .   timely completion and introduction of new product designs;

  .   availability of foundry capacity;

  .   achievement of manufacturing yields; and

  .   market acceptance of our products and our customers' products.

  Our success also depends upon our ability to do the following:

  .   build products to applicable standards;

  .   develop products that meet customer requirements;

  . adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;

  .   introduce new products that achieve market acceptance; and

  . introduce new products in a timely and cost-effective manner and in sufficient quantities to meet customer demand.

  In addition, we cannot ensure that the electronic systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.

  We generally incorporate our new products into our customers' products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win will largely depend upon the commercial success of the customer's product and on the extent to which the design of the customer's electronic system accommodates components manufactured by our competitors. We cannot ensure that we will continue to achieve design wins.

Customer Concentration

  Historically, a relatively small number of customers have accounted for a significant portion of our total revenues in any particular period. We have no long-term volume purchase commitments from any of our significant customers. The following table sets forth, for the periods indicated, the percentage of our total revenues derived from our significant customers listed below:

                                                                 Nine Months Ended
                                      Year Ended December 31,      September 30,
                                      -----------------------    -----------------
    Customer                           1995     1996     1997          1998
    --------                          -------  -------  -------  -----------------
Columbia Technology (1)..............     *        *        *           18%
Insight Electronics, Inc.(1).........     16%      16%      41%         22%
Tellabs Operations, Inc.(2)..........     17%      14%      16%         20%
ECI Telecom Ltd. ....................     *        22%      *           *

--------
*   Below 10% of our total revenues
(1) Columbia Technology and Insight Electronics are distributors of our products to various end-users, none of which comprised more than 10% of our total revenues during the periods mentioned.
(2) The Company's sales to Tellabs during 1995, 1996 and 1997 were made through Reptron Electronics, Inc., Tellabs' designated distributor. In the nine-month period ended September 30, 1998, sales to Tellabs were made through Reptron and Arrow Electronics, Inc., also Tellabs' designated distributor. Sales to Tellabs through Arrow during this period represented 14% of the Company's total revenues.

  We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our total revenues. Due to these factors, some of the following may reduce our operating results:

  . reduction, delay or cancellation of orders from one or more of our significant customers;

  . development by one or more of our significant customers of other sources of supply;

  . selection by one or more of our significant customers of devices manufactured by one of our competitors for inclusion in future product generations;

  . loss of one or more of our current customers or a disruption in our sales and distribution channels; or

  . failure of one of our significant customers to make timely payment of our invoices.

  We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

Our Success Depends on Intellectual Property

  Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

  .  patents will issue from currently pending or future applications;

  . our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

  . foreign intellectual property laws will protect our intellectual property rights; or

  . others will not independently develop similar products, duplicate our products or design around any patents issued to us.

  Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. We are not aware of any third party intellectual property rights that would prevent our use and sale of our products, although we have received correspondence from others alleging infringement. If we do infringe the proprietary rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

  We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license or stop making a certain product.

  We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these people.

Competition

  The semiconductor industry is intensely competitive and is characterized by the following:

  .   price erosion;

  .   rapid technological change;

  .   shortage in fabrication capacity;

  .   heightened international competition in many markets; and

  .   unforeseen manufacturing yield problems.

  These factors are likely to result in pricing pressures on our products, potentially affecting our margins.

  Our ability to compete successfully in the rapidly evolving area of high-performance integrated circuit technology depends on factors both within and outside our control, including:

  . success in designing and subcontracting the manufacture of new products that implement new technologies;

  . protection of our products by effective utilization of intellectual property laws;

  .   product quality;

  .   reliability;

  .   price;

  .   efficiency of production;

  . the pace at which customers incorporate our integrated circuits into their products;

  .   success of competitors' products; and

  .   general economic conditions.

  Our competition consists of suppliers from the United States as well as other countries, including competition from semiconductor divisions of vertically integrated companies such as IBM Corporation, Lucent Technologies, NEC Corporation and Siemens AG. New entrants will probably attempt to obtain a share of the market for our current and future products. Certain of our competitors are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing, and marketing resources than we have.

Foreign Sales

  Foreign sales are a significant part of our total revenues. The table below sets forth, for the periods indicated, the dollar amount of our revenue derived from Europe, the Middle East, the Far East and Canada and other regions:

                                                                   Nine Months Ended
                                  Year Ended December 31,            September 30,
                         ----------------------------------------- -----------------
    Region                   1995          1996          1997            1998
    ------               ------------- ------------- ------------- -----------------
                         (in millions) (in millions) (in millions)   (in millions)
Europe .................          $3.1          $2.1          $3.9             $ 2.8
Middle East ............            --           4.2           0.5               3.9
Far East................           1.8           2.0           2.9               7.3
Canada and other
  regions...............           1.6           0.6           1.7               0.5
                                  ----          ----          ----             -----
Total Foreign Sales.....          $6.5          $8.9          $9.0             $14.5

  Foreign sales represented 38%, 46%, 33% and 48% of total revenues for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, respectively. We expect foreign sales to continue to account for a significant percentage of our revenues. A significant portion of our total revenues will therefore be subject to risks associated with foreign sales, including the following:

  . unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;

  .   changes in tariffs;

  .   exchange rates and other barriers;

  .   political and economic instability;

  .   difficulties in accounts receivable collection;

  .   difficulties in managing distributors or representatives;

  .   difficulties in staffing and managing foreign operations;

  .   difficulties in protecting our intellectual property overseas;

  .   seasonality of sales; and

  .   potentially adverse tax consequences.

  In particular, sales to Pacific Rim countries may be impacted by the current financial instability plaguing these nations. The currency fluctuations and difficulty of obtaining loans from unstable banking and other financial institutions in the Far East may cause our customers in that region to delay or reduce their orders.

Although our sales to date have been denominated in United States dollars, the value of the United States dollar in relation to foreign currencies may also reduce our sales to foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations.

The Semiconductor Industry

  We provide semiconductor devices to telecommunications and data communications OEMs. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by:

  .   diminished product demand;

  .   accelerated erosion of selling prices; and

  .   production over-capacity.

  We may experience substantial fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions or other factors.

Transition to New Process Technologies

  Our future success depends upon our ability to do the following:

  .   develop products that utilize new process technologies;

  . introduce new process technologies to the marketplace ahead of competitors; and

  . have new process technologies selected to be designed into products of leading systems manufacturers.

  Semiconductor design and process methodologies are subject to rapid technological change, and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5 or 0.35 micron CMOS processes or a 1.0 micron BiCMOS process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometries will be important for us to remain competitive, and we cannot be certain that we can successfully make such transitions, if at all, without delay or inefficiencies.

Dependence On Key Personnel

  Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President, Chief Executive Officer and Chairman of the Board of Directors, and other key management and technical personnel, including Daniel C. Upp, Vice President, Technology Strategy, and on our ability to continue to attract, retain and motivate other qualified personnel. The competition for such employees is intense. To help retain the continued services of Dr. Das and Mr. Upp, we have entered into a Severance Agreement with each of them, which provides for the following payments in case of termination without cause or resignation due to a significant reduction in the nature or scope of employment:

  . in the case of Dr. Das, twelve months' then-current base salary and one hundred percent (100%) of the highest annual bonus paid to him over the previous five years; and

  . in the case of Mr. Upp, six months' then-current base salary and fifty percent (50%) of the highest annual bonus paid to him over the previous five years.

  We have also entered into Executive Agreements with Dr. Das, Mr. Upp and other designated key personnel, which provide for the following payments in case of termination without cause if our Company undergoes a change in control:

  . in the case of Dr. Das, twelve months' then-current base salary and one hundred percent (100%) of the highest annual bonus paid to him over the previous five years; and

  . in the case of Mr. Upp, and other designated key personnel, six months' then-current base salary and fifty percent (50%) of the highest annual bonus paid to each such person over the previous five years.

  If either Dr. Das or Mr. Upp is entitled to payments under both agreements, he will receive only the maximum amount payable to him under one of the agreements. We have no long-term employment contracts with any of our employees.

Volatility of Stock Price

  The market for securities of high technology companies, including our Company, has been highly volatile. The market sale price of our common stock has fluctuated between $47 3/4 and $3 5/8 from June 19, 1995 to February 8, 1999, and the last sale price was $39 1/4 on February 8, 1999. It is likely that the price of the common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

  .   responses to quarter-to-quarter variations in operating results;

  . announcements of technological innovations or new products by us or our competitors;

  . general conditions in the telecommunications and data communications equipment markets; and

  .   changes in earnings estimates by analysts.

Dilution

  Investors in this offering will incur immediate and substantial dilution in the net tangible book value per share of our common stock.

Year 2000

  Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements.

  None of our current products utilize internal calendars that are dependent upon the input of a specific date. As a result, all of our current products are inherently Year 2000 compliant. Moreover, based on assessments made to date, we do not anticipate material disruptions to our operations as a result of Year 2000 issues.

  However, if certain critical vendors, service providers or business partners, such as foundries, public utilities providing electricity, water or telephone service, financial institutions with whom we maintain accounts or key suppliers of our parts and materials, fail to provide needed services to us, or to our key outside suppliers or customers, customer orders could decline or our operations could shut down for as long as the failure or failures persist. At present, we have not developed contingency plans, but we will determine whether to develop any such plans as we complete our assessment of Year 2000 issues. Accordingly, we cannot be certain that Year 2000 issues will not adversely affect our business, results of operations and financial results.

Risks Associated with Potential Acquisitions

  We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve the following:

  .   use of significant amounts of cash;

  .   potentially dilutive issuances of equity securities; or

  . incurrence of debt or amortization expenses related to goodwill and other intangible assets.

  In addition, acquisitions involve numerous risks, including:

  . difficulties in the assimilation of the operations, technologies, product and personnel of the acquired company;

  .   the diversion of management's attention from other business concerns;

  . risks of entering markets in which we have no or limited prior experience; and

  .   the potential loss of key employees of the acquired company.

  We have engaged in discussions in the past with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, we cannot be certain that our business, operating results and financial condition will not be materially adversely affected.

Anti-Takeover Effect of Delaware Law and Certain Charter and By-law Provisions

  Delaware corporate law contains, and our certificate of incorporation and by-laws contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of our Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

  . authorize the issuance of "blank check" preferred stock (preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

  .   prohibit stockholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                              CERTAIN INFORMATION

  TranSwitch was incorporated in Delaware on April 26, 1988. Our executive offices are located at 3 Enterprise Drive, Shelton, Connecticut, and our telephone number is (203) 929-8810. Our web site is located at www.transwitch.com. Information contained on our web site is not part of this prospectus.

                                USE OF PROCEEDS

  The net proceeds to TranSwitch from the sale of 1,700,000 shares of common stock offered by TranSwitch hereby at the public offering price of $37.00 and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $59.1 million (approximately $68.1 million if the underwriters' over-allotment option is exercised in full).

  TranSwitch intends to use the proceeds of this offering primarily for general corporate purposes, including working capital and purchases of capital equipment. TranSwitch may also use a portion of the net proceeds for acquisitions of complementary businesses, products or technologies, although we currently have no commitments or agreements for any such acquisitions. Pending such uses, TranSwitch expects to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

  TranSwitch's common stock is traded on the Nasdaq National Market under the symbol "TXCC." The following table sets forth, for the period indicated, the range of high and low bid prices for TranSwitch's common stock on the Nasdaq National Market.

                                                                Price Range of
                                                                 Common Stock
                                                               -----------------
                                                                 High     Low
                                                               -------- --------
Year Ended December 31, 1996:
  First Quarter..............................................  $ 13 5/8 $  7 7/8
  Second Quarter.............................................    21 3/8    4 3/8
  Third Quarter..............................................    13        5 1/2
  Fourth Quarter.............................................     6 7/8    3 5/8
Year Ended December 31, 1997:
  First Quarter..............................................  $  7 3/8 $  4 5/8
  Second Quarter.............................................     9 3/4    4
  Third Quarter..............................................    12 1/8    8 1/8
  Fourth Quarter.............................................    14 1/8    6 3/4
Year Ended December 31, 1998:
  First Quarter..............................................  $ 12 3/8 $  7 1/2
  Second Quarter.............................................    15 1/8   10 3/4
  Third Quarter..............................................    19 7/8   12 3/4
  Fourth Quarter ............................................    44 7/8   10 7/8
Year Ended December 31, 1999:
  First Quarter (through February 8, 1999) ..................  $ 47 1/2 $   33

  As of December 9, 1998, there were approximately 166 holders of record of the common stock. On February 8, 1999, the last sale price reported on the Nasdaq National Market for the common stock was $39.25 per share.

                                 CAPITALIZATION

  The following table reflects the actual capitalization of TranSwitch at September 30, 1998 and as adjusted to reflect the receipt of the estimated proceeds from the sale of 1,700,000 shares of common stock at the public offering price of $37.00 per share and after deducting underwriting discounts and estimated offering expenses.

                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Stockholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares
    authorized; none issued and outstanding.............. $    --    $    --
  Common stock, $0.001 par value, 25,000,000 shares
    authorized; 14,315,104 shares outstanding;
    16,015,104 shares outstanding, as adjusted(1)........       14         16
  Additional paid-in capital.............................   61,959    121,099
  Accumulated (deficit)..................................  (26,459)   (26,459)
                                                          --------   --------
     Total stockholders' equity..........................   35,514     94,656
                                                          --------   --------
     Total capitalization................................ $ 35,514   $ 94,656
                                                          ========   ========

--------
(1) Excludes 2,481,898 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 1998 at a weighted average exercise price of $7.65 per share.

                                    DILUTION

  "Dilution" represents the difference between the assumed price to public per share of common stock and the net tangible book value per share immediately after the completion of this offering. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

  The net tangible book value of TranSwitch as of September 30, 1998 was $34.5 million, or $2.41 per share of common stock. After giving effect to our sale of 1,700,000 shares of common stock in this offering, at the public offering price of $37.00 per share and after deduction of underwriting discounts and commissions and estimated offering expenses, the adjusted net tangible book value of the common stock as of September 30, 1998 would have been approximately $93.7 million, or $5.85 per share. This represents an immediate increase in net tangible book value of $3.44 per share to existing stockholders and an immediate dilution in net tangible book value of $31.15 per share to new investors purchasing shares at the public offering price.

  The following table illustrates the dilution per share as described above:

Public offering price.............................................        $37.00
  Net tangible book value before the offering.....................  $2.41
  Increase attributable to new investors..........................  $3.44
                                                                    -----
Adjusted net tangible book value after the offering...............        $ 5.85
                                                                          ------
Dilution to new investors.........................................        $31.15
                                                                          ======

  We have reserved 2,481,898 shares of common stock for issuance upon the exercise of stock options outstanding as of September 30, 1998, at a weighted average exercise price of $7.65 per share. The issuance of shares upon exercise of these options is not reflected in the preceding table. If all these outstanding options were exercised in full, the dilution per share to new investors would be $31.79.

                                DIVIDEND POLICY

  We intend to retain any future earnings to finance the growth and development of our business, and we do not plan to pay any cash dividends in the foreseeable future. In addition, our working capital credit line with Silicon Valley Bank prohibits our payment of cash dividends without the bank's consent.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data at December 31, 1996 and 1997 presented below are derived from, and are qualified in their entirety by reference to, the consolidated financial statements of TranSwitch, which have been audited by KPMG LLP, independent certified public accountants, and together with their report thereon are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1993 and 1994 and the consolidated balance sheet data at December 31, 1993, 1994 and 1995 are derived from TranSwitch's audited consolidated financial statements not included herein. The consolidated statements of operations data for the nine months ended September 30, 1997 and 1998 and the consolidated balance sheet data at September 30, 1998 are derived from TranSwitch's unaudited consolidated financial statements that are included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results expected for the full year of 1998 or future results.

                                                                                                           Nine Months Ended
                                                                     Year Ended December 31,                 September 30,
                                                             --------------------------------------------  ------------------
                                                              1993     1994     1995      1996     1997      1997      1998
                                                             -------  -------  -------  --------  -------  --------  --------
                                                                       (in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues..........................................     $12,018  $12,101  $17,466  $ 19,650  $27,084  $ 18,750  $ 30,477
Total cost of revenues..................................       6,012    5,916    7,395    13,806   11,254     8,005    11,619
                                                             -------  -------  -------  --------  -------  --------  --------
Gross profit............................................       6,006    6,185   10,071     5,844   15,830    10,745    18,858
                                                             -------  -------  -------  --------  -------  --------  --------
Operating expenses:
  Research and development..............................       4,075    5,551    6,660     8,928    9,194     6,841     7,967
  Marketing and sales...................................       1,757    3,348    4,329     5,454    6,681     4,970     6,163
  General and administrative............................       1,276    1,357    1,472     2,229    2,288     1,608     1,825
                                                             -------  -------  -------  --------  -------  --------  --------
     Total operating expenses...........................       7,108   10,256   12,461    16,611   18,163    13,419    15,955
                                                             -------  -------  -------  --------  -------  --------  --------
Operating income (loss).................................      (1,102)  (4,071)  (2,390)  (10,767)  (2,333)   (2,674)    2,903
Interest income, net....................................           8      134      617       690      460       368       763
                                                             -------  -------  -------  --------  -------  --------  --------
Income (loss) before provision for income taxes.........      (1,094)  (3,937)  (1,773)  (10,077)  (1,873)   (2,306)    3,666
                                                             -------  -------  -------  --------  -------  --------  --------
Provision for income taxes..............................          --       --       --        --       --        --       164
                                                             -------  -------  -------  --------  -------  --------  --------
Net income (loss).......................................     $(1,094) $(3,937) $(1,773) $(10,077) $(1,873) $ (2,306) $  3,502
                                                             =======  =======  =======  ========  =======  ========  ========
Basic earnings (loss) per share (1).....................          --  $ (0.48) $ (0.18) $  (0.86) $ (0.15) $  (0.19) $   0.26
                                                             =======  =======  =======  ========  =======  ========  ========
Weighted average shares outstanding.....................          --    8,178   10,062    11,751   12,152    12,103    13,701
                                                             -------  -------  -------  --------  -------  --------  --------
Diluted earnings (loss) per share ......................          --  $ (0.48) $ (0.18) $  (0.86) $ (0.15) $  (0.19) $   0.24
                                                             =======  =======  =======  ========  =======  ========  ========
Weighted average shares and share equivalents outstanding..       --    8,178   10,062    11,751   12,152    12,103    14,579
                                                             -------  -------  -------  --------  -------  --------  --------

                                      December 31,                   September 30, 1998
                         ----------------------------------------- ----------------------
                          1993     1994     1995    1996    1997   Actual  As Adjusted(2)
                         -------  -------  ------- ------- ------- ------- --------------
                                                 (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $ 6,702  $ 3,352  $17,250 $12,688 $21,618 $24,331    $ 83,473
Working capital.........   7,634    3,656   21,811  14,650  25,648  29,330      88,472
Total assets............  10,994    8,969   32,670  23,311  36,589  43,283     102,425
Notes payable to banks,
 less current portion...      --      469       --      --      --      --         --
Mandatorily redeemable
 convertible preferred
 stock..................  20,211   20,252       --      --      --      --         --
Convertible preferred
 stock..................      --       --       --      --  14,357      --         --
Total stockholders'
 equity (deficit)....... (11,445) (15,324)  26,706  17,299  30,161  35,514      94,656

-------
(1) Net loss per share amount for 1993 not meaningful.
(2) Adjusted to reflect the sale of 1,700,000 shares of common stock by the Company at the public offering price of $37.00 per share and after deducting the underwriting discounts and estimated offering expenses.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  TranSwitch Corporation commenced its operations in April 1988. Since incorporation, TranSwitch has designed, sourced and marketed high-speed VLSI semiconductor devices for public and private network applications worldwide. TranSwitch shipped its first product in 1990 and has increased its volume of shipments over the last eight years. TranSwitch's product development efforts have been focused on devices that meet the needs of public and private network telecommunications and data communications equipment providers that serve the telecommunications public network, Internet and corporate wide-area network markets, and are compliant with established standards in these markets, including SONET/SDH, asynchronous and ATM.

  The Company derives its revenues from product sales principally to domestic and international telecommunications and data communications equipment OEMs and to distributors. Revenues are recognized on product shipment. Agreements with certain distributors provide price protection and return and allowance rights. In certain cases, the Company works with network equipment OEMs during their system design phase with the goal of having TranSwitch products designed into the OEM's products. The Company's sales cycle often extends over more than one year because of the long lead times between the OEM's design to the start of volume shipments. The Company incurs product research and development expenses well before the generation of substantial revenues from product sales to OEMs. A significant portion of the Company's total revenues has been, and is anticipated to be, derived from foreign sales. All foreign sales are currently denominated in U.S. dollars. The Company's cost of revenues consists primarily of the purchase cost of finished VLSI devices produced by third party semiconductor manufacturers. The Company intends to continue to outsource all of its VLSI device fabrication requirements.

  Prior to the year ended December 31, 1998, TranSwitch had not been profitable, on a yearly basis, since its inception. As of September 30, 1998, TranSwitch had an accumulated deficit of $26.5 million. TranSwitch's operating results are subject to quarterly and annual fluctuations as a result of several factors that could materially and adversely affect profitability. These factors include, among others:

  .   the timing and cancellations of the Company's customers' orders;

  . market acceptance of the Company's products and those of its customers;

  .   the level of orders received which can be shipped in a quarter;

  . the timing and provision of pricing protections and returns from the Company's distributors;

  .   availability of foundry capacity and raw materials;

  .   fluctuations in manufacturing yield;

  .   changes in product mix;

  . TranSwitch's ability to introduce new products and technologies on a timely basis;

  . the introduction of products and technologies by the Company's competitors;

  .   the timing of the Company's investments in research and development;

  . whether TranSwitch's customers buy from a distributor or directly from the Company;

  .   competitive pressure on selling prices; and

  .   general economic conditions.

Recent Operating Results

  On January 21, 1999, the Company announced operating results for the quarter and year ended December 31, 1998. A summary of such announcement is set forth in the paragraph below containing certain preliminary unaudited financial data for the quarter and year ended December 31, 1998. The Company's operating results for any one quarter are not necessarily indicative of future results of operations and should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

  Total revenues for the fourth quarter of 1998 were $13.7 million, an increase of 64.3% over total revenues of $8.3 million reported for the comparable period in 1997. In addition, the Company reported net income of $2.5 million, or diluted earnings per share of $0.16, for the fourth quarter of 1998, compared to net income of $433,000, or diluted earnings per share of $0.03, for the comparable period in 1997. Total revenues for the year ended December 31, 1998 were $44.2 million, an increase of 63.1% over the $27.1 million reported for the year ended December 31, 1997. The Company reported net income of $6.0 million, or diluted earnings per share of $0.40, for the year ended December 31, 1998, compared to a net loss of $1.9 million, or a net loss per share of $0.15, for the year ended December 31, 1997.

Results of Operations

  The following table sets forth, for the periods indicated, consolidated statements of operations data as a percentage of total revenues:

                                                          Nine Months Ended
                            Year Ended December 31,         September 30,
                            ---------------------------   -------------------
                             1995      1996      1997       1997       1998
                            -------   -------   -------   --------   --------
Total revenues.............   100.0 %   100.0 %   100.0 %    100.0 %    100.0%
Total cost of revenues.....    42.3      70.3      41.6       42.7       38.1
                            -------   -------   -------   --------   --------
Gross profit...............    57.7      29.7      58.4       57.3       61.9
                            -------   -------   -------   --------   --------
Operating expenses
  Research and
    development............    38.1      45.4      33.9       36.5       26.2
  Marketing and sales......    24.8      27.8      24.7       26.5       20.2
  General and
    administrative.........     8.4      11.3       8.4        8.6        6.0
                            -------   -------   -------   --------   --------
     Total operating
       expenses............    71.3      84.5      67.0       71.6       52.4
                            -------   -------   -------   --------   --------
Operating income (loss)....   (13.6)    (54.8)     (8.6)     (14.3)       9.5
Interest income, net.......     3.5       3.5       1.7        2.0        2.5
                            -------   -------   -------   --------   --------
Income (loss) before
  provision for income
  taxes....................   (10.1)    (51.3)     (6.9)     (12.3)      12.0
Provision for income
  taxes....................      --        --        --         --        0.5
                            -------   -------   -------   --------   --------
Net income (loss)..........   (10.1)%   (51.3)%    (6.9)%    (12.3)%     11.5%
                            =======   =======   =======   ========   ========

 Nine Month Periods Ended September 30, 1998 and 1997

  Revenues. Total revenues for the nine months ended September 30, 1998 were $30.5 million, an increase of 62.0% over the $18.8 million for the nine months ended September 30, 1997. The increase in revenue in the nine-month period is primarily attributable to the increase in sales of the SONET/SDH and ATM product lines.

  Foreign sales, primarily consisting of sales to customers in Europe, the Middle East and the Far East, constituted 48% and 27% of the total revenues for the nine-month periods ended September 30, 1998 and 1997, respectively. TranSwitch anticipates that foreign sales will continue to represent a significant portion of total revenues, particularly as TranSwitch opens direct sales offices in foreign countries. TranSwitch maintains a sales support office in Europe and one in the Far East. A significant portion of TranSwitch's total revenues may be subject to risks associated with foreign sales, including unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets, changes in tariffs, exchange rates and other barriers, political and economic instability, and potentially adverse tax consequences. In particular, sales to Pacific Rim countries may be impacted by the current financial instability plaguing these nations. The currency fluctuations and difficulty of obtaining loans from unstable banking and other financial institutions in the Far East may cause TranSwitch's customers in that region to delay or reduce their orders.

  Gross profit. Gross profit is derived from product sales. Cost of products sold includes the cost of production of finished semiconductors produced by third-party vendors, direct and indirect costs associated with procurement, testing and other quality assurance procedures followed by TranSwitch, product royalty fees and the amortization of product licenses. Gross profit for the nine months ended September 30, 1998 was $18.9 million, compared to $10.7 million for the same period in 1997. Gross margin for the nine months ended September 30, 1998 was 61.9%, compared to 57.3% for the same period in 1997. The increase in gross profit and margin is principally the result of improved costs from TranSwitch's vendors achieved as TranSwitch purchased higher volumes of products.

  Research and development. In the nine-month period ended September 30, 1998, research and development expenses were 26.2% of total revenues, as compared to 36.5% for the same period in 1997; spending in the nine months ended September 30, 1998 was $8.0 million, representing a 16.5% increase over the $6.8 million for the comparable period in 1997. The increases in period-over-period expense were the result of TranSwitch's continued investment in research and development activities. The decreases as a percentage of total revenues in the nine-month period ended September 30, 1998 were attributable to the growth in revenues from the comparable period in 1997. TranSwitch believes that the continued introduction of new products is essential to its competitiveness and is committed to continued investment in research and development. TranSwitch believes that its research and development expenses will increase in absolute dollars in the future as it continues to add products to all of its product lines.

  Marketing and sales. In the nine-month period ended September 30, 1998, marketing and sales expenses were 20.2% of total revenues, compared to 26.5% for the same period in 1997. Total spending increased 24.0% to $6.2 million for the nine-month period ended September 30, 1998, as compared to $5.0 million in the comparable period in 1997. The increases in spending were primarily the result of the increase in marketing and sales personnel and expansion of TranSwitch's distribution network as part of TranSwitch's continued investment in its marketing and sales infrastructure. The decreases as a percentage of total revenues in the nine-month period ended September 30, 1998 were attributable to the growth in revenues from the comparable period in 1997. TranSwitch anticipates that it will continue to incur higher marketing and sales expenses in absolute dollars as it expands its marketing and sales efforts.

  General and administrative. The total spending for the nine-month period ended September 30, 1998 increased 13.5% to $1.8 million, as compared to $1.6 million for the comparable period in 1997, and as a percentage of total revenues, total spending decreased to 6.0% for the nine months ended September 30, 1998, as compared to the 8.6% for the comparable period in 1997. The increases in period-over-period expense were the results of TranSwitch's continued investment in the general and administrative area. The decreases as a percentage of total revenues in the nine-month period ended September 30, 1998 were attributable to the growth in revenues from the comparable period in 1997.

  Interest income, net of interest expense. For the nine-month period ending September 30, 1998, interest income, net of interest expense, was $763,000, as compared to $368,000 for the same period in 1997. The increase in interest income, net of interest expense, was primarily the result of the increase in cash balances between the two periods.

  Income taxes. TranSwitch's effective tax rate was 4.5% in the first nine months of 1998, which reflects the anticipated federal alternative minimum taxes and states taxes estimated to be payable.

 Years Ended December 31, 1997, 1996 and 1995

  Total revenues. In 1997, TranSwitch reported revenues of $27.1 million, an increase of 38.0% over 1996. The increase was primarily in product revenues as this was TranSwitch's focus. TranSwitch did not derive any revenue in 1997 attributable to product license and royalty fees. In December 1995, TranSwitch repurchased from Texas Instruments its license agreement (the "TI License"), which was the sole source of license and royalty fees in 1995. In 1996, TranSwitch reported revenues of $19.7 million, an increase of 12.5% over 1995. This increase was primarily due to the continued increase in product revenues, which grew to 97.9% of total revenues in 1996.

  In 1997, Insight Electronics, Inc. (a distributor selling to various end users, none of which comprise more than 10% of TranSwitch's total revenues) and Tellabs Operations, Inc. accounted for 41% and 16% of total revenues, respectively. In 1996, ECI Telecom Ltd., Insight Electronics, Inc. and Tellabs Operations, Inc. accounted for 22%, 16% and 14% of total revenues, respectively. In 1995, Tellabs Operations, Inc. and Insight Electronics, Inc. accounted for 17% and 16% of total revenues, respectively. No other customer accounted for more than 10% of TranSwitch's total revenues during these periods.

  Foreign sales, primarily consisting of sales to customers in Europe, the Middle East and the Far East, constituted 33%, 46% and 38% of total revenues in 1997, 1996 and 1995, respectively.

  Product revenues, net. In 1997, product revenues grew 40.1% to $26.9 million from $19.2 million in 1996. This growth was driven by a broad strength across all of TranSwitch's product lines. In 1996, product revenues grew 16.8% to $19.2 million from $16.5 million in 1995. This growth was primarily driven by increased sales of SONET/SDH products. Revenues from ATM products as a portion of total product revenues grew significantly both in absolute dollars and as a percentage of total revenues during 1995 as systems manufacturers designed products incorporating the new ATM standard and TranSwitch introduced new ATM VLSI devices.

  Gross profit. Gross margin in 1997 increased to 58.4%. The increase was due to the lack of the TI License expense recognized in 1996 and the growth in total volumes. Gross margin in 1996 decreased to 29.7% of total revenues from 57.7% in 1995 due primarily to the write down of the TI License in the fourth quarter of 1996. The TI License was written down to its net realizable value as the incremental revenue which was originally forecast did not materialize.

  In 1997, gross profit increased to $15.8 million, a function of the increase in overall volume and the lack of the TI License expense recognized in 1996. In 1996, gross profit decreased to $5.8 million from $10.1 million in 1995, as TranSwitch recognized $3.1 million of the cost of repurchasing the TI License in cost of sales. In the fourth quarter of 1996, TranSwitch reviewed the drop in product revenue that occurred in the third and fourth quarters and as a result determined that the originally forecasted revenues were not going to materialize. Also included in the cost of sales was the write down of approximately $600,000 of ATM product inventory, which was primarily related to those specific products for which there was a significant decline in revenue the last two quarters of the year.

  Research and development. In 1997, research and development expenditures were $9.2 million, or 33.9% of total revenues, an increase of 3.3% over 1996. In 1996, research and development expenditures were $8.9 million, or 45.4% of total revenues, an increase of 34.1% over 1995. The increase was primarily attributable to increases in staff and in non-recurring engineering charges related to the introduction of new products during 1996.

  Marketing and sales. In 1997, marketing and sales expense increased 22.5% to $6.7 million, or 24.7% of total revenues, compared to 1996. The increase is the result of the increase in variable commissions on the increased volume as well as an increase in staff in this area. In 1996, marketing and sales expense increased 26.0% to $5.5 million, or 27.8% of total revenues, from $4.3 million, or 24.8% of total revenues, in 1995.

During 1996, TranSwitch added new staff in this area, opened new sales offices in San Jose, California and Taipei, Taiwan and expanded its sales representative coverage.

  General and administrative. In 1997, general and administrative expenses increased 2.6% over 1996 to $2.3 million, or 8.4% of total revenues. In 1996, general and administrative expenses increased 51.4% to $2.2 million, or 11.3% of total revenues, from $1.5 million, or 8.4% of total revenues, in 1995. Included in the 1997 and 1996 expense is $225,000 and $195,000, respectively, of non-cash expense related to the recognition of compensation expense under SFAS No. 123 using a fair value approach to non-employee stock option grants, and the remaining increase is attributed to the legal and investor relations expenses required by TranSwitch's being a public company for the full year in 1996 versus 1995, in which TranSwitch was a public company for approximately six months.

Quarterly Results of Operations

  The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the seven quarters in the period ended September 30, 1998. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of TranSwitch and the notes thereto included elsewhere in this prospectus.

                                                   Quarter Ended
                          ------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                            1997      1997      1997      1997     1998     1998     1998
                          --------  --------  --------- -------- -------- -------- ---------
Total revenues..........  $ 5,056   $ 6,256    $7,438    $8,334   $8,606   $9,607   $12,264
Total cost of revenues..    2,374     2,803     2,828     3,249    3,354    3,728     4,537
                          -------   -------    ------    ------   ------   ------   -------
Gross profit............    2,682     3,453     4,610     5,085    5,252    5,879     7,727
                          -------   -------    ------    ------   ------   ------   -------
Operating expenses
  Research and
    development.........    2,398     2,216     2,227     2,353    2,543    2,537     2,887
  Marketing and sales...    1,501     1,673     1,796     1,711    1,818    1,925     2,420
  General and
    administrative......      518       567       523       680      564      589       672
                          -------   -------    ------    ------   ------   ------   -------
     Total operating
       expenses.........    4,417     4,456     4,546     4,744    4,925    5,051     5,979
Operating income
  (loss)................   (1,735)   (1,003)       64       341      327      828     1,748
Interest income, net....      143       111       114        92      234      264       265
Income (loss) before
  provision for income
  taxes.................   (1,592)     (892)      178       433      561    1,092     2,013
Provision for income
  taxes ................       --        --        --        --       --       72        92
                          -------   -------    ------    ------   ------   ------   -------
Net income (loss).......  $(1,592)  $  (892)   $  178    $  433   $  561   $1,020   $ 1,921
                          =======   =======    ======    ======   ======   ======   =======

  The following table sets forth certain unaudited consolidated quarterly statements of operations data expressed as a percentage of total revenues for each of the seven quarters in the period ended September 30, 1998.

                                                   Quarter Ended
                          ------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                            1997      1997      1997      1997     1998     1998     1998
                          --------  --------  --------- -------- -------- -------- ---------
Total revenues..........   100.0%    100.0%     100.0%   100.0%   100.0%   100.0%    100.0%
Total cost of revenues..    47.0      44.8       38.0     39.0     39.0     38.8      37.0
                           -----     -----      -----    -----    -----    -----     -----
Gross profit............    53.0      55.2       62.0     61.0     61.0     61.2      63.0
                           -----     -----      -----    -----    -----    -----     -----
Operating expenses
  Research and
    development.........    47.4      35.4       29.9     28.2     29.5     26.4      23.5
  Marketing and sales...    29.7      26.7       24.2     20.5     21.1     20.0      19.7
  General and
    administrative......    10.2       9.1        7.0      8.2      6.6      6.2       5.5
                           -----     -----      -----    -----    -----    -----     -----
     Total operating
       expenses.........    87.3      71.2       61.1     56.9     57.2     52.6      48.7
Operating income
  (loss)................   (34.3)    (16.0)       0.9      4.1      3.8      8.6      14.3
Interest income, net....     2.8       1.8        1.5      1.1      2.7      2.7       2.2
Income (loss) before
  provision for income
  taxes.................   (31.5)    (14.2)       2.4      5.2      6.5     11.3      16.5
Provision for income
  taxes ................      --        --         --       --       --      0.7       0.8
                           -----     -----      -----    -----    -----    -----     -----
Net income (loss).......   (31.5)%   (14.2)%      2.4%     5.2%     6.5%    10.6%     15.7%
                           =====     =====      =====    =====    =====    =====     =====

  TranSwitch's operating results have in the past and may in the future fluctuate on a quarterly and annual basis as a result of various factors. These factors include, among others: the timing and cancellations of the Company's customers' orders; market acceptance of the Company's products and those of its customers; the level of orders received which can be shipped in a quarter; the timing and provision of pricing protections and returns from the Company's distributors; availability of foundry capacity and raw materials; fluctuations in manufacturing yields; changes in product mix; TranSwitch's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; the timing of the Company's investments in research and development; whether TranSwitch's customers buy from a distributor or directly from the Company; competitive pressure on selling prices; and general economic conditions.

  Total revenues for the first three quarters of 1998 increased steadily as a result of increased sales of all three of TranSwitch's product lines. TranSwitch's gross profit as a percentage of total revenues increased in each quarter of 1998, primarily as a result of lower unit costs. Over the past seven quarters, TranSwitch has generally increased its investment in marketing and sales and research and development. These expenses fluctuated as a percentage of total revenues as TranSwitch's total revenues increased from period to period.

Liquidity and Capital

  TranSwitch has financed its operations and met its capital requirements since it was incorporated in 1988 primarily through private placements of preferred stock, borrowings from a working capital line and equipment financing from Silicon Valley Bank, an initial public offering of its common stock in June 1995 and cash generated from its operations. In October 1997, TranSwitch received net cash proceeds of $13.7 million in connection with a private placement of its Series A Convertible Preferred Stock. All such shares had been converted into shares of common stock as of September 30, 1998.

  In the first nine months of 1998, TranSwitch generated $4.5 million of cash from its operating activities, the result of net income of $3.5 million and non-cash items of $1.8 million, offset by a net increase in working capital of $0.8 million. Capital expenditures during the nine-month period ended September 30, 1998 totaled $2.6 million, including purchases of computer equipment, tooling, software and product licenses.

  TranSwitch's principal sources of liquidity as of September 30, 1998 consisted of cash and cash equivalents and short term investments of approximately $24.3 million. In addition, in the quarter ended September 30, 1998,

TranSwitch renewed its financing agreement with Silicon Valley Bank whereby TranSwitch has a total credit facility of $10.0 million, consisting of a $2.0 million line of credit for capital equipment and a $8.0 million line of credit for working capital purposes. As of September 30, 1998, TranSwitch had no outstanding balances under these lines of credit. Pursuant to the working capital and equipment financing agreements with Silicon Valley Bank, TranSwitch is restricted from further pledging its assets or granting additional security interests in such assets. TranSwitch believes its existing cash, cash flow from operations, if any, cash from the proceeds of this offering and cash available under its lines of credit will be sufficient to satisfy TranSwitch's working capital and capital expenditure requirements for at least the next 12 months.

Year 2000

  Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements.

  None of TranSwitch's current products utilize internal calendars that are dependent upon the input of a specific date. As a result, all TranSwitch's current products are inherently Year 2000 compliant.

  In the fourth quarter of 1997, TranSwitch established a Year 2000 committee (the "Committee"), chaired by the Senior Vice President and Chief Financial Officer, to assess the effects of the Year 2000 issue on operations and to remediate such effects as necessary. The Committee focuses on the Year 2000 readiness of both internal systems and key outside suppliers, financial institutions and other business partners.

  To assess TranSwitch's internal readiness, the Committee has examined and tested the Company's current hardware and software to identify systems with inherent Year 2000 problems. No hardware performing critical functions has been found to have such problems. Although isolated hardware performing non-critical functions has been found to have Year 2000 problems, these problems were not judged likely to have a material impact on operations. As a result, such non-critical hardware will not be replaced.

  Moreover, the Committee has obtained certificates from its software vendors to the effect that all of TranSwitch's key software systems, including its MRP, order entry and customer service systems, are free of Year 2000 problems. The Committee has tested certain key software systems independently for Year 2000 functionality as well.

  To assess the Year 2000 readiness of TranSwitch's key outside suppliers, financial institutions and other business partners, the Committee has requested a certification from each that it has resolved any Year 2000 issues that might have a material impact on operations. To date, approximately half of such parties have so certified.

  Currently, the Committee estimates that total expenditures to assess and remedy Year 2000 issues will be less than $50,000, plus staff time. All expenditures will be expensed when they occur and are not expected to have a material impact on results of operations. The Committee does not believe that other information technology projects will be delayed or otherwise materially affected by our Year 2000 efforts.

  Based on the Committee's assessment to date, TranSwitch believes that it will not experience any material disruption in its operations as a result of Year 2000 issues. However, if certain critical vendors, service providers and business partners, such as public utilities providing electricity, water or telephone service, or financial institutions with which the Company maintains accounts, or key suppliers of parts and materials to the Company, fail to provide needed services to the Company or to its key outside suppliers or customers, customer orders could decline or the Company's operations could shut down for as long as the failure or failures persist. At present, the Committee has not developed contingency plans, but the Committee will determine whether to develop any such plans as its assessment is completed. Accordingly, the Company cannot be certain that Year 2000 issues will not have a material adverse effect on TranSwitch's business, results of operation or financial results.

                                    BUSINESS

  The following description of the Company's business should be read in conjunction with the information included elsewhere in this prospectus. The description contains certain forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they related to us are included to identify forward-looking statements. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth elsewhere in this prospectus.

Introduction

  TranSwitch Corporation designs, develops, markets and supports highly integrated digital and mixed-signal (analog and digital) semiconductor solutions for the telecommunications and data communications markets. The Company's products are Very Large Scale Integrated (VLSI) semiconductor devices that provide core functionality for communications network equipment. The Company's VLSI solutions are programmable to provide high levels of functionality for high-speed broadband communication networks. These products are incorporated into OEMs' networking equipment. TranSwitch's VLSI devices are compliant with SONET/SDH (Synchronous Optical Network/Synchronous Digital Hierarchy), asynchronous and ATM (Asynchronous Transfer Mode) standards. The Company's mixed-signal and digital design capability, together with its telecommunications systems expertise, enables it to determine and implement optimal combinations of design elements for enhanced functionality. The Company believes that this approach allows its customers to achieve faster time to market and to introduce systems that offer greater functionality, improved performance, lower power dissipation, reduced system size and cost and greater reliability relative to discrete solutions.

  TranSwitch's principal customers are OEMs which serve three fast-growing market segments:

  . the worldwide public network infrastructure that supports voice and data communications;

  . the Internet infrastructure that supports the World Wide Web and other data services; and

  . corporate wide area networks (WANs) that support voice and data exchange within medium-sized and large enterprises.

  The Company has sold its VLSI devices to more than 400 customers worldwide. The Company's customers include Alcatel, Ascend Communications, Cisco, ECI Telecom, Ericsson, IBM, Lucent, Newbridge Networks, Nortel, Siemens, and Tellabs. The Company sells its products through a direct sales force and a worldwide network of independent distributors and sales representatives located in the United States and 15 other countries.

Industry Background

  Due to deregulation and the resulting competition in the worldwide telecommunications industry, service providers are required to be more responsive to customer needs and offer new and enhanced communications services at lower cost. Simultaneously, the bandwidth requirements of public networks such as those used by local and long distance carriers, as well as specialized networks such as those used by Internet service providers, are increasing due to a variety of factors, including:

  .   the growth in the World Wide Web;

  .   the proliferation of wireless, e-mail and facsimile communications;

  . the growth in size of WANs and LANs and the increase in data and other traffic generated from these networks;

  .   the need for higher speed communication between wide area networks
      (WANs) and local area networks (LANs);

  .   the increase in demand for remote network access; and

  .   the emergence of new applications such as video conferencing.

  Network service providers, including established and emerging competitive local and long distance carriers, as well as Internet Service Providers, are facing significant challenges to meet the demand for increased network capacity and speed, as well as for new bandwidth-intensive services. Network architectures and equipment must be upgraded to provide increased bandwidth and data-oriented switching capability for high-speed data transmission services. Similarly, the demand for new high bandwidth applications is placing an increased burden on many private WANs and LANs, where current system architectures are often inadequate. Suppliers of equipment to network service providers of private WAN and LAN markets must provide equipment solutions that enable enhanced network access, ease administrative burdens of current system architectures and integrate data with voice, video and imaging applications.

  Much of the public network's infrastructure was originally designed to optimize voice communications utilizing copper wire as the primary transmission medium. This copper wire-based infrastructure is not well-suited for high-speed data transmission, due to bandwidth limitations and high maintenance and administration costs. As a result, infrastructure improvements to public networks have included a significant increase in the deployment of fiber optic technology to replace conventional copper wire. Optical fiber offers substantially greater capacity than copper wire and is less error-prone and, as a result, has become the transmission medium of choice for both incumbent and emerging public network service providers. Existing copper wire-based network protocols for the transmission of information, based on asynchronous standards, limit the simultaneous transmission of voice and data. Additionally, network equipment based on asynchronous standards have only limited interoperability because of ad hoc vendor-specific extensions. These standards are also inadequate for accommodating additional bandwidth required for maintenance and administration signals, resulting in higher network operating costs.

  As a result of these limitations, the SONET standard in the United States and the equivalent SDH standard in the rest of the world have emerged as the next generation standards for high-speed transmission of voice and data through optical fiber. The SONET/SDH standards facilitate high data integrity and improved performance in terms of network reliability, reduce maintenance and other operations costs by standardizing interoperability among different vendors' equipment and allow remote maintenance and administration. The adoption of the SONET/SDH standards and the increased bandwidth provided by the use of optical fiber have enabled the deployment of a global, interoperable public transmission network for voice and data communications.

  SONET/SDH standards relate to the physical medium, optical fiber, and require a higher level protocol to handle not only data traffic, but also applications such as voice, images and video services. Asynchronous transfer mode (ATM) is a higher level standard complementary to asynchronous and SONET/SDH standards that enables public networks, Internet and WAN and LAN systems designers to provide a mix of services to network users. ATM allows network service providers to reduce the impact of bandwidth constraints and to provide mixed high-speed and high-volume data communications, voice, video and imaging services. This enables the network service providers to generate more revenue as they can now carry and bill for a wide variety of transmission services.

  In order to deploy new infrastructures and transmission protocols, network service providers are demanding improved time to market of cost-effective, differentiated products from network equipment vendors. The complexity of the equipment, increasing cost pressures and the need for high reliability and standards compliance mandate the use of very large scale integrated (VLSI) semiconductor devices incorporating a high degree of functionality. Network equipment vendors recognize that, similar to the trend experienced in the computer industry, the functionality incorporated into integrated circuits is contributing an increasing share of the added value in a network system.

  The design of integrated circuits contained in SONET/SDH, asynchronous and ATM equipment requires specialized expertise in mixed-signal semiconductor device design and implementation, in-depth knowledge of telecommunications and data communications standards and systems engineering expertise. Expertise in mixed-signal device design is relatively uncommon, and, as a result, equipment vendors needing these capabilities often seek independent semiconductor vendors. However, many semiconductor vendors lack the telecommunications industry knowledge and experience, as well as familiarity with the standards, to be able to contribute significant value to the equipment vendors' systems designs. Consequently, equipment vendors require an integrated circuit vendor that understands their markets and the applicable standards and is able to provide a broad range of cost-effective semiconductor devices.

The TranSwitch Solution

  TranSwitch provides network equipment OEMs with complete solutions including high-speed, mixed-signal VLSI devices, microcode programs for configurable devices, reference design models and multi-level product and applications support. TranSwitch's VLSI devices are compliant with SONET/SDH, asynchronous and ATM standards and are designed to transparently integrate these standards. The Company's mixed-signal and digital design capability, in conjunction with its telecommunications systems expertise, enables the Company to determine and implement optimal combinations of design elements for desired analog and digital functionality. The Company believes that this approach allows its customers to achieve faster time to market and to introduce systems that offer greater functionality, improved performance, lower power dissipation and greater reliability relative to competing discrete or application-specific integrated circuit solutions, while reducing system size and cost.

  TranSwitch calls its VLSI devices Connectivity Engines because of their ability to power the development of new-generation communication networks which must be capable of addressing both physical and logical connectivity. The Company is now developing a new class of programmable flexible network building blocks, which will be multiple-purpose Connectivity Engines. These devices include a fast, powerful, on-chip computer core, that can be programmed to provide different functionality and performance characteristics to match the needs of particular applications in communications networks.

Strategy

  TranSwitch's goal is to be the leading supplier of innovative, complete VLSI solutions to telecommunications and data communications OEMs worldwide. The key elements of TranSwitch's business strategy include the following:

 Provide Complete Solutions Within Target Markets

  TranSwitch offers network equipment OEMs chip sets that represent complete solutions for SONET/SDH, asynchronous and ATM applications. In addition to providing its families of VLSI devices, the Company offers OEM customers the following:

  .   software programs for its configurable devices;

  . product reference design models for both hardware and software applications;

  .   evaluation boards and reference software;

  .   OEM product design support;

  .   multi-tier applications support; and

  .   product technical and design documentation.


  The Company's "chip-set" approach allows OEMs to optimally configure their products while maintaining product compatibility over multiple generations. This approach allows equipment vendors to selectively upgrade their products with next-generation higher functionality VLSI devices. TranSwitch has extended this approach to provide seamless integration of SONET/SDH, asynchronous and ATM applications.

 Continue to Promote the Deployment of Programmable Devices

  The Company intends to continue to develop and promote customer-programmable, system-level building blocks the Company has defined as Connectivity Engines. By providing core functionality in the form of dense, high-speed, programmable packages, the Company believes these new devices offer greater power, flexibility and functionality at a lower cost than the single-function, hard-wired devices they are designed to replace. The Company believes that Connectivity Engines represent a new and more versatile approach to interconnecting communications systems and that these new devices have the potential to play a significant role as product-building platforms in the development of new generations of equipment by networking vendors.

 Seek Early Market Penetration Through Customer Sponsorship

  TranSwitch seeks to develop close sponsoring relationships with strategic OEMs during product development in order to secure early adoption of its solutions. TranSwitch believes that OEMs recognize the value of their early involvement through sponsorship of the Company's products, as they can design their system products in parallel with the Company's development, thereby accelerating their time to market. In addition, TranSwitch believes that its sponsoring relationships with leading OEMs help the Company obtain early design wins and help reduce risks of market acceptance for its new products.

 Focus on Mixed-Signal Applications

  The Company seeks to identify applications requiring its mixed-signal VLSI device design capabilities. By leveraging both its industry knowledge and the special design skills required for mixed-signal devices, the Company believes that it is able to identify and implement optimal combinations of design elements for desired analog and digital functionality targeted toward the specific needs of network equipment OEMs. TranSwitch believes that its experience and expertise provides its customers accelerated time to market, better performance and lower costs than combinations of separate digital and analog solutions.

 Partner With Selected Foundries

  The Company works with selected third-party foundries to obtain semiconductor devices. This approach allows the Company to avoid substantial capital spending, obtain competitive pricing and technologies, and retain the ability to migrate its products to new process technologies to reduce costs and optimize performance. TranSwitch's design methodology enables the production of its devices at multiple foundries using well-established and proven processes. TranSwitch engages foundries that are ISO 9000 certified for quality and uses only semiconductor processes and packages that are qualified by vendors under industry-standard requirements.

Products and Applications


  TranSwitch supplies high-speed, broadband VLSI semiconductor devices to systems vendors who serve three fast-growing market segments: the worldwide public network infrastructure that supports both voice and data communications, the Internet infrastructure that supports the World Wide Web and other data services and corporate WANs. The Company's core competencies as a systems-on-a-chip innovation leader include:

  . an in-depth understanding of SONET/SDH, asynchronous and ATM standards;

  .   the ability to design complex mixed-signal high-speed VLSI devices;
      and

  . the capability to verify the design against customers' requirements and industry standards through analysis, simulation and certification.

  The Company's three product lines consist of SONET/SDH, asynchronous and ATM products. The Company believes that its chip-set approach and broad product coverage in all three product lines position it as a "one-stop source" for broadband communications VLSI products. Network equipment vendors can mix and match TranSwitch's VLSI devices to optimally configure a specific system. The Company's product lines can be combined to provide a cost-effective solution with increased functional integration and features, while providing seamless integration of SONET/SDH, asynchronous and ATM/Internet Protocol applications.

  The prices for the Company's products typically range from approximately $20 to $300, depending on volume, complexity and functionality.

 SONET/SDH Products

  In the SONET/SDH area, the Company offers devices that provide a direct interface for fiber optic transmission in North America, Europe and Asia. The Company's mappers, which bridge the interconnections between SONET/SDH equipment and asynchronous equipment, allow DS-series and E-series transmission lines to be connected with SONET/SDH lines. In this way, these mappers transparently transport asynchronous signals across the SONET/SDH network.

  The Company's SONET/SDH products include:

Product                  Description                         Key Applications
-------    --------------------------------------- ------------------------------------
SYN155C..  STS-3/STS-3C Synchronizer               SONET/SDH Multiplexer/Cross Connects
SOT-1/
 SOT-1E..  STS-1 Overhead Terminator               SONET Multiplexer/Cross Connects
SOT-3....  STM-1/STS-3/STS-3c Overhead Terminator  SONET/SDH Multiplexer/Cross Connects
ADMA-E1..  Two Channel E1 Mapper-Desynchronizer    SONET Multiplexer/Cross Connects
ADMA-T1..  Two Channel DS-1 Mapper-Desynchronizer  SONET Multiplexer/Cross Connects
L3M......  DS-3/E-3 Mapper Desynchronizer          SONET/SDH Multiplexer/Cross Connects
L4M......  E-4 Mapper-Desynchronizer               SDH Multiplexer/Cross Connects
QT1M.....  Four Channel DS-1 Mapper-Desynchronizer SONET Multiplexer/Cross Connects
QE1M.....  Four Channel E1 Mapper-Desynchronizer   SONET Multiplexer/Cross Connects
DS1MX7...  Seven Channel DS-1 Async. & Sync.
           Mapper & Desynchronizer                 SONET Multiplexer/Cross Connects/CPE
PHAST-1..  STS-1 Overhead Terminator (low power)   SONET Multiplexer/Cross Connects

  TranSwitch's current SONET/SDH products are used to build add/drop multiplexers, digital cross connects and other telecommunications and data communications equipment. This equipment is configured for use in both domestic and international fiber-based public networks. The Company's SONET/SDH products also have applications in customer premise equipment, such as routers and hubs and in central offices, adding integrated fiber optic transmission capability to telephone switches.

 Asynchronous Products

  TranSwitch's asynchronous products provide high-bandwidth connections and are used to configure transmission equipment for use in the public network. This equipment is used to increase the capacity of the copper-based public network. TranSwitch's asynchronous VLSI solutions also enable customer premise equipment such as hubs and routers used in WANs and LANs to access the public network for voice and data communications with similar products in other locations.

  TranSwitch's asynchronous products provide high levels of integration, as well as cost, power and performance advantages relative to discrete and competing integrated circuit solutions. The Company's asynchronous VLSI products include devices that provide solutions for DS-1 through DS-3 and E-1 through E-3 transmission lines. This product line includes multiplexers, which are devices that combine multiple low-speed lines to form a higher speed line, and demultiplexers, which perform the reverse function. In addition, the

Company offers framers, which are devices that identify the starting points of defined bit streams and enable systems to recognize the remaining bits.

  The Company's asynchronous products include:

Product                      Description                      Key Applications
-------           ---------------------------------- -----------------------------------
ART/ARTE........  Advanced Receiver/Transmitter      DS-3/STS-1 Multiplexer/DACS/CPE
DS3LIM-SN.......  DS-3 Line Interface Module         DS-3/STS-1 Multiplexer/DACS/CPE
E3LIM...........  E-3 Line Interface Module          E-3 Multiplexer/DACS/CPE
MRT.............  Multi-Rate Line Interface          European Multiplexer/DACS/CPE
E123MUX.........  E1/E2/E3 Multiplexer/Demultiplexer E-3 Multiplexer/DACS/CPE
M13E............  DS1/DS3 Multiplexer/Demultiplexer  DS-3 Multiplexer/DACS/CPE
DS3F............  DS3 Framer                         DS-3 Multiplexer/CEP
E2/E3F..........  E2/E3 Framer                       European Multiplexer/CPE
JTF2F...........  JT2 Framer                         Japanese Multiplexer/CPE
HDLC............  High-Speed Data Link Controller    High-Speed CPE
XBERT...........  Bit Error Rate Generator/Analyzer  Test Equipment
QDS1F/QT1FPlus..  Quad T1 Framer                     T1 Multiplexer/DACS/CPE
QE1F/QEIFPlus...  Quad E1 Framer                     DS-1 Multiplexer/DACS/CPE
T1FX8...........  8-channel T1 Framer                Remote Access Server/T1 Multiplexer

 ATM Products

  TranSwitch's ATM family of products targets the core elements of ATM-based multi-service access multiplexer systems. The Company's ATM products also include VLSI semiconductor devices for line interfacing and service adaptation functions.

  The Company's ATM products include:

Product              Description                        Key Applications
-------   ---------------------------------- ---------------------------------------
CDB.....  Cell Delineation Block             ATM Multiplexer/Hubs/Adaptor Cards
SARA-
  S/R...  AAL3/4/5 SAR Controllers           ATM/Hubs/Adaptor Cards
COBRA...  AAL1 SAR Controller                ATM Multiplexer
CUBIT...  CellBus Switch                     ATM Switch/Multiplexer/Hubs
CUBIT-
  PRO...  CellBus Switch Enhanced            Multi-Server Access Switch/Concentrator
SALI-
  25C...  6-Channel 25-mbit/s Cell Interface ATM Hub/Workgroup Switch
SARA-
  Lite..  AAL0/5 SAR with STS-3C Framer      ATM Server/Hub/Router

  TranSwitch's CellBus is a system architecture for implementing ATM access multiplexers and ATM switching systems. The Company's first two products incorporating CellBus, CUBIT and CUBIT-Pro, provide single-chip ATM switching capability in access equipment. These products have been designed into many system vendors' solutions since late 1995, thus establishing CellBus as a significant technology in the global broadband network access market.

 New Products

  The Company expects to introduce a number of new products in 1999, extending its product functionality to provide enhanced programmability and seamless integration of relevant standards. The PHAST series of products will have a significantly higher level of functionality and integration of peripheral devices. These products are designed for traditional telephone traffic, which is carried via asynchronous transmission infrastructure, and data traffic, which is carried as ATM cells or frame relay/Internet Protocol packets. The

PHAST series of products are developed for telecommunications equipment vendors, but are equally attractive to high-speed data systems and communications systems vendors. TranSwitch's PHAST series of products enables OEM systems vendors to build hybrid voice/data transport systems with a wide range of transmission rates.

  The Company's new asynchronous Connectivity Engine products, such as the McHDLC, will provide greater flexibility and further improve the throughput and performance of data communications systems. OEM systems vendors can use these new products to migrate external software functions into the Company's embedded RISC (Reduced Instruction Set Computer) processor. This migration is designed to result in reduced system size and power consumption, and increased speed of execution.

  TranSwitch is further enhancing CellBus capabilities in its new product, ASPEN. ASPEN has three embedded specialized RISC processors, which can be configured by downloading different software to function as cell engines, packet engines or high-speed copper access controllers. Thus, using an ASPEN device, OEM system vendors can develop multi-service broadband access platforms that can deliver a wide variety of cell- and packet-based services in public networks.

Technology

  The Company believes that one of its core competencies is the telecommunications and data communications knowledge and expertise of its key executives and that of its systems engineering organization. The systems engineering group possesses substantial telecommunications and data communications design experience, as well as extensive knowledge of relevant standards. This includes not only a thorough understanding of the actual written standards, but also an awareness of and appreciation for the nuances associated with these standards necessary for assuring that device designs are fully compliant. The Company's telecommunications and data communications experience and its participation in the standards development process provide it with significant advantages in designing semiconductor devices meeting the evolving needs of its customers.

  Complementing the Company's accumulated communications industry expertise is its VLSI design competence. The Company's VLSI design staff has extensive experience in designing analog and mixed-signal devices for communications applications, which require a sophisticated understanding of complex technology, as well as the specifics of manufacturing processes and their resulting impact on device performance. TranSwitch has also developed a large number of VLSI blocks that operate under the demanding requirements of the telecommunications and data communications industry. These blocks have been designed using standard VLSI-oriented programming languages such as VHDL and M (a C-like language) to create new devices that meet expanding customer requirements. Availability of these blocks and ability to access higher density manufacturing processes allow the Company to develop a device to execute multiple functions that were previously available only from a combination of discrete devices.

  TranSwitch has also developed proprietary toolsets called "Test Benches," which facilitate on-time development of products and help assure that the products meet customer and standards requirements. These Test Benches consist of behavior models of all applicable functions in a high level design environment. These Test Benches also include test signal generators and analyzers such as models of SONET/SDH signals. Systems engineers use Test Benches to test new architectural concepts, while VLSI designers use Test Benches to ensure that the device conforms to product specifications. The Company believes that the availablility of Test Benches provides it with a competitive advantage.

  The Company has invested significant resources in developing an architecture which allows increased software programmability. Programmability provides accelerated time to market by decoupling hardware and software verification. In addition, programmability permits standards upgrades and fixes to be effected more easily. Further, customers can have the flexibility to tailor their products to their specific requirements.

  The Company has also developed expertise and hardware/software tools to certify products against customer and standards requirements. While the Test Bench is used to test the software model of the VLSI device, these certification tools are used to verify operation of actual device prototypes. The Company shares its certification board--the platform used to certify a particular device--with sponsoring costumers, thereby accelerating their time to market. The Company's certification approach and tools have been recognized by customers as a key benefit.

Marketing, Sales and Customer Support

 Marketing

  The Company's marketing strategy focuses on key customer sponsorships to promote early adoption of the Company's VLSI devices in the products of system vendors who are market leaders. Through the Company's customer sponsorship program, customers provide direct feedback on product specifications and applications while participating in product testing in parallel with the Company's certification process. This approach accelerates customers' time to market while enabling the Company to achieve early design wins for its products and derive non-recurring engineering expense support and volume commitments for specific products from these sponsors.

  As a distinct aspect of the Company's marketing strategy, the Company organizes and sponsors technical seminars. These seminars address topical industry issues, and the Company involves key customers and market leaders in the discussions. The Company believes that these seminars provide timely feedback on technology trends and help position the Company as an industry leader. In addition, these seminars give these customers early product information and foster a close working relationship between the key customers and the Company.

  The Company has established a number of additional marketing programs. The Company participates at key industry conferences with exhibits and product seminars. TranSwitch focuses on a strong public relations program including press interviews, articles in industry trade publications and its quarterly publication The Communicator.

 Sales

  TranSwitch's sales strategy focuses on worldwide suppliers of high-speed communications and communications-oriented equipment. These customers are easily identifiable and include telecommunications, Internet, data communications and customer premise equipment vendors. The Company has established a direct sales force and a worldwide network of independent distributors and sales representatives. These independent entities are selected for their ability to provide effective field sales, marketing communications and technical support to the Company's customers.

  TranSwitch has established foreign distributors and sales representative relationships in Australia, Benelux, Canada, China, France, Germany, Great Britain, Israel, Italy, Japan, Korea, Spain, Sweden, Switzerland and Taiwan. The Company also sells its products through domestic distributors and a network of domestic sales representatives. The Company has regional sales and technical support capabilities in Boston, Massachusetts; San Jose, California; Morristown, New Jersey; Atlanta, Georgia; Brussels, Belgium and Taipei, Taiwan, as well as its headquarters facility in Shelton, Connecticut.

  TranSwitch's direct sales force, technical support personnel and key engineers work together in teams to support key customers. TranSwitch has located technical support capabilities in key geographic locations including Europe. These field sales engineers and independent distributors and representatives support the rest of the customers.

 Customer Support

  From its inception, TranSwitch has sought to differentiate itself through strong and dedicated customer support. The Company's customer support group has extensive telecommunications and data communications knowledge and systems design experience. This group provides sales support, customer application support and responses to customer and product inquiries. In addition to its headquarter's technical support capability, the Company has established several field applications support offices in strategic U.S. locations and in Europe and the Pacific Rim.

  The Company established a customer support laboratory in early 1993 to provide superior support while reducing the Company's costs associated with problem resolution. The laboratory develops a test configuration for every major product, which permits customers to detect and replicate system problems. The Company believes that it differentiates itself by the breadth and depth of its customer support capability.

Customers

  Since shipping its first product in 1990, the Company has sold its products and services to over 400 customers. The Company's customers include: public network systems suppliers that incorporate the Company's products into telecommunications systems; WAN and LAN equipment suppliers; Internet-oriented OEMs; communications test and performance measurement equipment suppliers; and government, university and private laboratories that use the Company's products in advanced public network and WAN/LAN development projects.

  Systems applications of public network equipment include switching systems, multiplexers, demultiplexers, digital access cross connect, channel banks, remote terminals, and digital loop carriers. WAN and LAN applications comprise systems and equipment such as multiplexers, demultiplexers, hubs, routers, and switching systems. Internet-oriented systems include remote access servers and backbone switchers and routers. Test and performance measurement equipment includes signal generators, network analyzers, and network simulators. Government, university and laboratories apply the Company's products in a wide variety of high-speed broadband communications projects.

  The following lists certain of the Company's customers. Many of these customers purchase several of the Company's products from various product lines.

   ADC Telecommunications, Inc.                 Interphase Corporation
   Alcatel Network Systems, Inc.                Lucent Technologies Inc.
   Ascend Communications, Inc.                  NEC Corporation
   Cisco Systems, Inc.                          Newbridge Networks Corporation
   ECI Telecom Ltd.                             Northern Telecom Limited
   Ericsson Telecom AB                          Samsung Group
   Hewlett-Packard Company                      Siemens AG
   Hitachi, Ltd.                                Tadiran Telecommunications Ltd.
   International Business Machines Corporation  Tellabs Operations, Inc.

  The Company has no long-term volume purchase commitments from any of its major customers. The Company's ability to maintain or increase its sales in the future will depend upon its ability to obtain orders from existing and new customers and maintain relationships with and provide support to existing and new customers, as well as the financial condition and success of its customers.

  Foreign sales represented 38%, 46%, 33% and 48% of total revenues during 1995, 1996 and 1997 and the nine months ended September 30, 1998, respectively.

  The following table sets forth, for the periods indicated, the percentage of the Company's total revenues derived from its significant customers listed below:

                                                              Nine Months Ended
                                Year Ended December 31,         September 30,
                                ---------------------------   -----------------
    Customer                     1995      1996      1997           1998
    --------                    -------   -------   -------   -----------------
Columbia Technology(1).........       *         *         *           18%
Insight Electronics, Inc.(1)...      16%       16%       41%          22%
Tellabs Operations, Inc.(2)....      17%       14%       16%          20%
ECI Telecom Ltd................       *        22%        *            *

--------
*   Below 10% of the Company's total revenues
(1) Columbia Technology and Insight Electronics are distributors of our products to various end-users, none of which comprised more than 10% of the Company's total revenues during the periods mentioned.
(2) The Company's sales to Tellabs during 1995, 1996 and 1997 were made through Reptron Electronics, Inc., Tellabs' designated distributor. In the nine-month period ended September 30, 1998, sales to Tellabs were made through Reptron and Arrow Electronics, Inc., also Tellabs' designated distributor. Sales to Tellabs through Arrow during this period represented 14% of the Company's total revenues.

Research and Development

  The Company believes that the continued introduction of new products in its target markets is essential to its growth. As of September 30, 1998, the Company had 69 full time employees engaged in its research and development efforts. The Company believes that its research and development staffing will only moderately increase in 1999. The Company employs designers who have the necessary engineering and systems qualifications and are experienced in software, mixed-signal, high-speed digital, telecommunications and data communications technologies.

  All developments are carried out using ISO 9001 certified design processes and the design tools/environment are continuously enhanced for improvement in design, fabrication and verification of its products. The Company invests in establishing and enhancing its design process, tools, methodology and proprietary Test Benches. From time to time, the Company acquires products from third parties to enhance its product lines. The Company's internal research and development organization thoroughly reviews the external development processes and the design of these products as part of its quality assurance process.

Patents and Licenses

  The Company has 24 patents issued and 10 patent applications pending in the U.S. Of the 24 issued patents, one is co-owned by ECI Telecom Ltd. and one is co-owned by Siemens Telecommunications Systems Ltd. The Company has five patents issued and 15 patent applications pending in Canada. The Company has six patents issued in Taiwan, with one patent being co-owned by Siemens Telecommunications Systems Ltd. The Company has three patents issued and four patents pending in the People's Republic of China. The Company has 16 patent applications pending in selected countries in the European Patent Office (EPO), and one patent issued in France, Germany, and the U.K. In addition, the Company has seven patent applications pending in Japan and four patents issued and four patents pending in Israel. Further, the Company has one patent application pending under the Patent Cooperation Treaty (PCT) with the possibility of filing in the EPO, Canada, Japan, China, Mexico, Norway and Israel. None of the Company's domestic and foreign patents that have issued will expire in the near future unless the Company chooses not to pay renewal fees. The Company's oldest patent is not scheduled to expire for more than ten years.

  The Company cannot guarantee that its patents will not be challenged or circumvented by its competitors, nor can the Company be sure that pending patent applications will ultimately issue as patents. Under current law, patent applications in the United States are maintained in secrecy until patents are issued, and the right to a patent in the United States is attributable to the first to invent, not the first to file a patent application. In the process of obtaining foreign patents, patent applications are published approximately 18 months after their priority (U.S.) filing date, and the right to a patent is determined by the first to file an application. The

Company cannot be sure that its product or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications or that its products do not infringe any patents or proprietary rights of third parties. From time to time, the Company receives communications from third parties alleging patent infringement. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from selling its products or could be required to obtain licenses from the owners of such patents or be required to redesign its products to avoid infringement. The Company cannot assure that such licenses would be available or, if available, would be on terms acceptable to the Company or that the Company would be successful in any attempts to redesign its products or processes to avoid infringement. The Company's failure to obtain these licenses or to redesign its products would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company also has been granted registration of 10 trade or service marks in the U.S., and it has seven more U.S. applications for trademarks awaiting approval. The Company has also been granted three trademark registrations under the European Trademark (ECT) procedure.

  The Company's ability to compete depends upon its ability to protect its proprietary information through various means, including ownership of patents, copyrights, mask work registrations and trademarks. While no intellectual property right of the Company has been invalidated or declared unenforceable, the Company cannot assure that such rights will be upheld in the future. The Company believes that, in view of the rapid pace of technological change in the semiconductor industry, the technical experience and creative skills of its engineers and other personnel are the most important factors in determining the Company's future technological success.

  TranSwitch has entered into various license agreements for product or technology exchange. The purpose of these licenses has, in general, been to obtain second sources for standard products or to convey or receive rights to certain proprietary or patented cores, cells or other technology. In March 1995, the Company entered into an agreement with StrataCom, Inc., whereby the Company obtained the right to use intellectual property covered by two StrataCom, Inc. patents.

  The Company sells its products into the telecommunications industry, an industry whose products are subject to various standards, which are agreed upon by recognized industry standards committees. Where applicable, the Company designs its product to be in conformity with these standards. The Company has received and expects to continue to receive, in the normal course of business, communications from third parties stating that if certain of TranSwitch's products meet a particular standard, these products may infringe one or more patents of that third party. After a review of the circumstances of each communication, the Company in its discretion and upon the advice of counsel has taken or may take in the future one of the following courses of action: the Company may negotiate payment for a license under the patent or patents that may be infringed, the Company may use its technology and/or patents to negotiate a cross-license with the third party or the Company may decline to obtain a license on the basis that it does not infringe the claimant's patent or patents, or that such patents are not valid, or other bases. The Company cannot assure that licenses for any of these patents will be available to the Company on reasonable terms, or that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of any of the alleged infringements.

Manufacturing and Quality

  TranSwitch's manufacturing objective is to produce reliable, high-quality devices cost-competitively. To this end, the Company seeks to differentiate itself by:

  .   maximizing the reliability and quality of its products;

  .   achieving on-time delivery of its products to its customers;

  . minimizing capital and other resource requirements by subcontracting capital-intensive manufacturing; and

  .   achieving a gross margin compatible with the value of its products.

  Effective June 25, 1997, the Company was registered by TUV Rheinland of North America, Inc. as complying with the requirements of ISO 9001.

  All of the Company's VLSI devices are manufactured by established independent foundries. This approach permits the Company to focus on its design strengths, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies. Currently, the Company utilizes four foundries, three of which are located in the U.S. and the fourth in Taiwan, to process its wafers: Texas Instruments Incorporated (TI), Symbios Logic Inc. and LSI Logic Corporation in the U.S. and Taiwan Semiconductor Manufacturing Company Limited (TSMC) in Taiwan. Foundries are required to have qualified and reliable processes. The selection of a foundry for a specific device is based on availability of the required process technology and the foundry's capability to support the particular set of tools used by TranSwitch for that device.

  Currently, TI manufactures all of the Company's BiCMOS devices. The Company entered into a foundry agreement with TI in December 1995, pursuant to which the Company received access to TI's process technology through 2000. The Company also has an agreement with TSMC that guarantees the Company a minimum capacity level through 1999, and in return the Company has agreed to purchase unutilized commitment below an agreed minimum level.

  There are certain significant risks associated with the Company's reliance on outside foundries, including:

  .   the lack of assured wafer supply and control over delivery schedules;

  . the unavailability of or delays in obtaining access to key process technologies; and

  . limited control over quality assurance, manufacturing yields and production costs.

  In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although the Company has undertaken to diversify its sources of semiconductor device supply and works closely with all its foundries to minimize the likelihood of reduced manufacturing yields, the Company's foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start up of new process technologies. Reduced yields have at times adversely affected the Company's operating results.

Competition

  The semiconductor industry is intensely competitive and is characterized by the following:

  .   price erosion;

  .   rapid technological change;

  .   shortage in fabrication capacity;

  .   heightened international competition in many markets; and

  .   unforeseen manufacturing yield problems.

  The communications and data communications industries, which are the primary target markets for TranSwitch, are also intensely competitive because of deregulation and heightened international competition.

  The Company's competition consists of suppliers of similar products from the United States as well as other countries, including internal competition from semiconductor divisions of vertically integrated companies such as IBM Corporation, Lucent Technologies, NEC Corporation and Siemens AG. New entrants are also likely to attempt to obtain a share of the market for the Company's current and future products.

  The Company's principal competitors in the asynchronous and SONET/SDH areas are Applied Micro Circuits Corporation, Crystal Semiconductor Corporation, Dallas Semiconductor Corporation, EXAR Corporation, Lucent Technologies Inc., National Semiconductor Corporation, PMC-Sierra Inc., Texas Instruments Incorporated, TriQuint Semiconductor, Inc., Vitesse Semiconductor Corporation and VLSI Technology, Inc. In addition, there are a number of ASIC vendors, including AMI Industries, Inc., LSI Logic

Corp. and STMicroelectronics Group, who compete with the Company by supplying customer-specific products to OEMs. In the ATM area, the principal competitors include all the vendors mentioned above and, in addition, Advanced Micro Devices, Inc., Integrated Device Technology, Inc. and MMC Networks, Inc. Numerous other domestic and international vendors have announced plans for entering this market.

  TranSwitch believes that the principal bases of competition include:

  .   product definition;

  .   product design;

  .   test capabilities;

  .   reliability;

  .   price;

  .   functionality;

  .   time-to-market; and

  .   reputation.

  The Company believes that it competes favorably with respect to these factors. TranSwitch also believes that its competitive strengths include the distribution channels it has established, the Company's workforce of highly experienced digital and mixed-signal circuit designers with strong system architecture skills, and its proprietary design and development tools, including its proprietary simulation and testing software and its library of analog and digital blocks and cells.

  The ability of the Company to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside its control, including:

  . success in designing and subcontracting the manufacture of new products that implement new technologies;

  . protection of our products by effective utilization of intellectual property laws;

  .   product quality;

  .   reliability;

  .   price;

  .   efficiency of production;

  . the pace at which customers incorporate our integrated circuits into their products;

  .   success of competitors' products; and

  .   general economic conditions.

Backlog

  As of September 30, 1998, the Company's backlog was approximately $12.5 million, as compared to $8.4 million as of September 30, 1997. Backlog represents firm orders anticipated to be shipped within the next 12 months. The Company's business and, to a large extent, that of the entire semiconductor industry is characterized by short-term order and shipment schedules. Since orders constituting the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty, backlog is not necessarily an indication of future revenue.

Employees

  At September 30, 1998, the Company employed approximately 135 full time employees, as follows: 69 in research and development; 38 in marketing and sales; 19 in operations; and 9 in administration. The Company's future success depends upon its ability to attract, motivate and retain technical, marketing, sales and management personnel who are in great demand in the telecommunications industry. The Company is not party to any collective bargaining agreements, and the Company believes that its employee relations are good.

Facilities

  The Company's headquarters are located in a suburban office park in Shelton, Connecticut where it leases approximately 40,000 square feet in a four story office building. Product development and all final inspection and shipping, marketing and administration activities are located at this facility. Approximately 90% of the existing space is fully utilized and the Company expects to lease additional space in 1999. The lease is due to expire in November, 2007. The Company also leases approximately 1,200 square feet in Research Triangle Park, North Carolina where additional product development efforts take place. In September 1997, the Company leased approximately 3,200 square feet in Stoneham, Massachusetts for product development and sales support. The Company leases a 1,400 square foot sales and support facility in San Jose, California. The Company also maintains a small sales office in Brussels, Belgium. In January 1997, the Company opened a new leased facility of 2,000 square feet in Taipei, Taiwan for product development and sales support, and in 1998, the Company opened a 2,500 square-foot facility in New Delhi, India for product development.

                                   MANAGEMENT

  The current directors and executive officers of TranSwitch are as follows:

 Name                             Age                Position
 ----                             ---                --------
 Executive Officers and Directors
 Santanu Das.....................  54 President, Chief Executive Officer and
                                      Chairman of the Board of Directors
 Michael F. Stauff...............  48 Senior Vice President, Chief Financial
                                      Officer and Treasurer
 Terrence S. Rogers..............  43 Vice President, Worldwide Sales
 Alfred R. Boschulte.............  56 Director
 Steward S. Flaschen(1)(2).......  72 Director
 Erik H. van der Kaay(1).........  58 Director
 Charles Lee(1)(2)...............  58 Director
 Ljubomir Micic(2)...............  68 Director
 Albert E. Paladino(1)...........  66 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

Executive Officers and Directors

  Santanu Das, a founder of TranSwitch, has been President, Chief Executive Officer and a director of TranSwitch since its inception in 1988 and its Chairman since May 1997. Prior to joining TranSwitch, Dr. Das held various positions, including President, with Spectrum Digital Corporation, where he worked from 1986 through August of 1988. Prior to joining Spectrum Digital Corporation, he held various positions, including Director, Applied Technology Division of ITT Corporation's Advanced Technology Center. Dr. Das holds a Ph.D. from Washington University, St. Louis and an undergraduate degree from Jadavpur University, Calcutta, India.

  Michael F. Stauff is Senior Vice President, Chief Financial Officer and Treasurer of TranSwitch. Prior to joining TranSwitch in November 1994, Mr. Stauff was the Vice President, Treasurer and Chief Financial Officer of I.M. Holdings, Inc., an international manufacturer of marine electronic and hardware products, since 1985. He holds a B.S.B.A. and an M.B.A. from Northeastern University.

  Terrence S. Rogers joined TranSwitch as Vice President, Worldwide Sales, in February 1998 from Nippon Steel Semiconductor USA, a semiconductor company, where he was Vice President, Marketing and Sales, from May 1996 through February 1998. Prior to Nippon Steel, Mr. Rogers served as Senior Marketing Manager at Siemens Microelectronics, Inc., a microelectronics company, from August 1995 to May 1996; Strategic Accounts Manager at Hyundai Electronics America, an electronics company, from May 1993 to August 1995; and as Strategic Account and Regional Sales Manager at Oki Semiconductor, an integrated circuit manufacturing company, from 1989 through May 1993. He holds a B.S.E.E. and a B.A. in Psychology from the University of Notre Dame and an M.B.A. in Marketing from the University of Arizona.

  Alfred R. Boschulte became a director of TranSwitch in December 1998. Mr. Boschulte has over 30 years of experience in the telecommunications industry, and has served as Chairman and Chief Executive Officer of Independent Wireless One, Inc., a new PCS service provider, since September 1998 and President and Chief Executive Officer of SFB Consulting, Inc., a telecommunications consulting business, since January 1998. From January 1996 through December 1997, he served as Managing Director of Exelcomindo, a national cellular service in Indonesia. From December 1994 through December 1995, Mr. Boschulte served as President of Tomcom, L.P., a wireless services company, and from November 1990 through December 1994, he served as President and Chairman of Nynex Mobile Communications, a cellular telecommunications company.

  Steward S. Flaschen, a founder of TranSwitch, has been a director of TranSwitch since its inception and served as Chairman of the Board from 1988 through May 1997. Dr. Flaschen has served as President of

Flaschen and Davies, a consulting firm, since 1986; as Chairman of the Board of Directors of Telco Systems, an electronics manufacturing company, since 1986; and as a member of the Board of Directors of Sipex Corporation, a semiconductor company, since 1996. In addition, he has been an Independent General Partner of Merrill Lynch Capital Fund LP II, a venture capital investment fund, since 1986.

  Erik H. van der Kaay became a director of TranSwitch in September 1997 and is also a member of the Board of Directors of RF Micro Devices, Inc., a manufacturer of RF components for wireless communications, and SSE Telecom, Inc., a manufacturer of satellite earth station components and systems. Since April 1998, he has been President and Chief Executive Officer of Datum, Inc., which manufactures time and frequency products used in telecommunications and other fields. Mr. van der Kaay was Executive Vice President of Allen Telecom, Inc., a telecommunications company, from March 1997 through April 1998 and served as President of the Antennae Specialist Division of Allen Telecom from June 1990 until March 1997. Prior to joining Allen Telecom, he was President and Chief Executive Officer of Millitech Corporation, a manufacturer of RF broadband wireless equipment.

  Charles Lee became a director of TranSwitch in August 1989. He has 30 years of experience in telecommunications and specializes in the emerging growth markets of China and the Far East. Since September 1990, Dr. Lee has been Chairman of Charles Lee Enterprise, a telecommunications business development and consulting firm, and has been a director of BroadBand Technologies, Inc., a telephone components manufacturer, since 1988. From February 1987 through September 1997, Dr. Lee was a General Partner of Abacus Ventures, a telecom specialty venture capital investment partnership. He holds two M.S. degrees and a Ph.D. from the University of Minnesota.

  Ljubomir Micic has been a director of TranSwitch since June 1994. Since 1990, he has been the Chief Executive Officer of VEN-NET-A, a German consulting company. Prior to his retirement from ITT Corporation in 1990, he was a Vice President of ITT Corporation and Chairman of its Semiconductor Division.

  Albert E. Paladino has been a director of TranSwitch since December 1988. He has served as the Chairman of Millitech Corporation, since 1992. Dr. Paladino has also served on the Board of Directors of RF Micro Devices, Inc. since 1992 and as a partner of Advanced Technology Ventures, a venture capital investment partnership, since 1981. Before joining Millitech, he held senior positions with Raytheon Company, GTE Laboratories, the National Institute of Standards and Technology and the Congressional Office of Technology Assessment.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth as of December 9, 1998, certain information regarding the ownership of shares of common stock of TranSwitch, and as adjusted to reflect the sale of the common stock being offered hereby (assumes no exercise of the underwriters' over-allotment option) by (i) each director of TranSwitch, (ii) TranSwitch's Chief Executive Officer and the four other most highly compensated officers of TranSwitch whose total salary and bonus for 1997 exceeded $100,000 and (iii) all directors and executive officers as a group. To the knowledge of TranSwitch, no person beneficially owned more than 5% of the outstanding common stock as of December 9, 1998. Unless otherwise indicated below, each person listed below maintains a business address at c/o TranSwitch Corporation, Three Enterprise Drive, Shelton, Connecticut 06484 and has sole voting and investing power with respect to all shares of common stock owned by them.

                                                            Percent of Class(2)
                                                            -------------------
                                                  Shares
                                               Beneficially  Before     After
Name and Address of Beneficial Owner             Owned(1)   Offering  Offering
------------------------------------           ------------ --------- ---------
Santanu Das(3)................................   202,750         1.4%      1.2%
Steward S. Flaschen(4)........................   139,971         *         *
Michael F. Stauff(5)..........................    62,415         *         *
Jitender Vij(6)...............................    48,418         *         *
Francisco A. Middleton(7).....................    35,423         *         *
Charles Lee(8)................................    53,804         *         *
Albert E. Paladino ...........................    17,000         *         *
Terrence S. Rogers............................    12,000         *         *
Ljubomir Micic(9) ............................    22,500         *         *
Erik H. van der Kaay(10)......................    12,134         *         *
Alfred R. Boschulte(11).......................     4,167         *         *
All directors and executive officers as a        526,741         3.5%      3.2%
  group (9 persons)(12).......................

--------
*   Less than 1% of the outstanding common stock.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 9, 1998 ("Presently Exercisable Securities"), are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2) Percentage of beneficial ownership is based on 14,629,371 shares of common stock outstanding as of December 9, 1998 and 16,329,371 shares of common stock outstanding after this offering.
(3) Includes 20,000 shares owned and 182,750 shares issuable upon exercise of Presently Exercisable Securities held by Dr. Das.
(4) Includes 55,683 shares owned by the Joyce D. Flaschen Revocable Investment Trust of which Joyce D. Flaschen is the trustee and 67,188 shares owned by the Steward S. Flaschen Revocable Investment Trust of which Dr. Flaschen is trustee. Dr. Flaschen disclaims beneficial ownership of the shares held by the Joyce D. Flaschen Revocable Investment Trust. Also includes 17,100 shares issuable upon exercise of Presently Exercisable Securities.
(5) Consists of 27,344 shares owned and 35,071 shares issuable upon exercise of Presently Exercisable Securities.
(6) Includes 6,495 shares owned and 33,923 shares issuable upon exercise of Presently Exercisable Securities held by Mr. Vij. Also includes 8,000 shares owned by children of Mr. Vij. Mr. Vij disclaims beneficial ownership of the shares owned by his children.
(7) Consists of 12,000 shares owned and 23,423 shares issuable upon exercise of Presently Exercisable Securities.
(8) Consists of 8,804 shares owned and 45,000 shares issuable upon exercise of Presently Exercisable Securities.
(9) Consists of 22,500 shares issuable upon exercise of Presently Exercisable Securities.
(10) Consists of 3,800 shares owned and 8,334 shares issuable upon exercise of Presently Exercisable Securities.
(11) Consists of 4,167 shares issuable upon exercise of Presently Exercisable Securities.
(12) Includes 314,922 shares issuable upon exercise of Presently Exercisable Securities.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

  As of December 9, 1998, there were 14,629,371 shares of common stock outstanding that were held of record by approximately 166 shareholders.

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of TranSwitch, the holders of common stock are entitled to receive ratably the net assets of TranSwitch available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by TranSwitch in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which TranSwitch may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of TranSwitch. TranSwitch has no present plans to issue any shares of preferred stock.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

  TranSwitch is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

  TranSwitch's Amended and Restated Certificate of Incorporation (the "Charter") permits the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to the price offered, including the long-term interests of the stockholders and the social, legal and economic effects on our customers, employees and suppliers. TranSwitch's by-laws provide that nominations for the Board of Directors or other business to be brought before an annual meeting must be delivered to the Company not less than 120 days nor more than 150 days before the one-year anniversary of the date the most recent proxy statement was delivered. In addition, the Charter and By-laws prohibit removal of a director without cause unless stockholders holding two-thirds of eligible shares vote to do so.

  The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of TranSwitch.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is State Street Bank and Trust Company, Boston, Massachusetts.

                                  UNDERWRITING

  The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., NationsBanc Montgomery Securities LLC and Advest, Inc. (the "Representatives"), have severally agreed with TranSwitch subject to the terms and conditions of the Underwriting Agreement, to purchase from TranSwitch the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   BancBoston Robertson Stephens Inc...........................      570,000
   NationsBanc Montgomery Securities LLC.......................      342,000
   Advest, Inc.................................................      228,000
   Lazard Freres & Co. LLC.....................................      100,000
   Needham & Company, Inc......................................      100,000
   Pacific Growth Equities, Inc................................      100,000
   The Robinson-Humphrey Company, LLC..........................      100,000
   Adams, Harkness & Hill, Inc.................................       80,000
   May, Davis Group Inc........................................       80,000
                                                                   ---------
        Total..................................................    1,700,000
                                                                   =========

  The Representatives have advised TranSwitch that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $1.19 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by TranSwitch as set forth on the cover page of this prospectus.

  Over-Allotment Option. TranSwitch has granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 255,000 additional shares of common stock at the same price per share as TranSwitch will receive for the 1,700,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above tables represents as a percentage of the 1,700,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 1,700,000 shares are being sold.

  Indemnity. The Underwriting Agreement contains covenants of indemnity between the underwriters and TranSwitch against certain civil liabilities, including liabilities under the Securities Act of 1933 and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

  Lock-up Agreements. The directors and certain officers of TranSwitch have agreed that until May 9, 1999 (the "Lock-Up Period") they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of common stock, or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of common stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc., which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

  Future Sales. TranSwitch has agreed that, during the Lock-Up Period, it will not, without the prior written consent of BancBoston Robertson Stephens Inc., issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than the issuance of common stock upon the exercise of outstanding options and TranSwitch's grant of options under existing stock option plans.

  The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Stabilization. The Representatives have advised TranSwitch that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act") certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the common stock at a level about that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by Representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The Representatives have advised TranSwitch that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Passive Market Making. In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Richard J. Testa, a partner of the firm, beneficially owns 19,138 shares of common stock of the Company. Certain legal matters will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements and schedule of TranSwitch Corporation and Subsidiary as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included and incorporated by reference herein and in the registration statement, of which this prospectus is a part, in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  TranSwitch files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

  The SEC allows TranSwitch to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. TranSwitch incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-25996):

  1.  Annual Report on Form 10-K for the year ended December 31, 1997;

  2. TranSwitch's Proxy Statement, filed on April 17, 1998, for the 1998 Annual Meeting of Shareholders;

  3. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

  4. TranSwitch's Current Reports on Form 8-K dated February 13, 1998 and January 21, 1999, as amended by a Current Report on Form 8-K/A filed with the SEC on January 28, 1999; and

  5. The "Description of Capital Stock" contained in TranSwitch's Registration Statement No. 00025996 on Form 8-A, dated April 28, 1995.

  You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

     TranSwitch Corporation
     3 Enterprise Drive
     Shelton, Connecticut 06484
     (203) 929-8810

  This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and
  (unaudited) as of September 30, 1998.................................... F-3
Consolidated Statements of Operations for each of the years in the three-
  year period ended December 31, 1997 and (unaudited) for the nine months ended September 30, 1997 and 1998....................................... F-4
Consolidated Statements of Stockholders' Equity for each of the years in the three-year period ended December 31, 1997 and (unaudited) for the nine months ended September 30, 1998.................................... F-5
Consolidated Statements of Cash Flows for each of the years in the three-
  year period ended December 31, 1997 and (unaudited) for the nine months ended September 30, 1997 and 1998....................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TranSwitch Corporation:

  We have audited the accompanying consolidated balance sheets of TranSwitch Corporation and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TranSwitch Corporation and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Stamford, Connecticut
February 4, 1998

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                December 31,      September 30,
                                              ------------------  -------------
                                                1996      1997        1998
                                              --------  --------  -------------
                                                                   (Unaudited)
                   ASSETS
Current assets:
  Cash and cash equivalents.................. $  3,911  $ 20,508    $ 20,892
  Short-term investments.....................    8,777     1,110       3,439
  Accounts receivable, less allowance for
    doubtful accounts of $140 in 1996 and
    $218 in 1997.............................    2,893     4,528       5,732
  Inventories, net...........................    3,524     4,812       6,166
Prepaid expenses and other current assets....      305       815         870
                                              --------  --------    --------
Total current assets.........................   19,410    31,773      37,099
Property and equipment, net..................    2,647     3,816       4,928
Product licenses, net........................    1,254     1,000         976
Other assets.................................       --        --         280
                                              --------  --------    --------
Total assets................................. $ 23,311  $ 36,589    $ 43,283
                                              ========  ========    ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................... $  1,805  $  1,350    $  3,440
  Accrued expenses...........................      724     1,235       1,002
  Accrued compensation.......................      535       993       1,039
  Warranty reserve...........................      286       532         719
  Sales allowance reserve....................      356       649         854
  Royalty payable............................      209       299          50
  Product license fee payable, current
    portion..................................      845     1,067         665
                                              --------  --------    --------
Total current liabilities....................    4,760     6,125       7,769
                                              --------  --------    --------
Product license fee payable, less current
  portion....................................    1,252       303          --
Commitments and contingencies (Note 13)
Stockholders' equity:
  Preferred Stock, $.01 par value; authorized
    1,000,000 shares:
    Convertible Preferred Stock, issued and
      outstanding; none at December 31, 1996;
      14,500 shares at December 31, 1997;
      none at September 30, 1998.............       --    14,357          --
  Common Stock $.001 par value; authorized
    25,000,000 shares; issued and outstanding
    11,912,486 shares in 1996; 12,318,271
    shares in 1997; 14,315,104 shares at
    September 30, 1998.......................       12        12          14
  Additional paid-in capital.................   45,375    45,753      61,959
  Accumulated deficit........................  (28,088)  (29,961)    (26,459)
                                              --------  --------    --------
Total stockholders' equity...................   17,299    30,161      35,514
                                              --------  --------    --------
Total liabilities and stockholders' equity... $ 23,311  $ 36,589    $ 43,283
                                              ========  ========    ========

          See accompanying notes to consolidated financial statements.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (in thousands, except per share amounts)

                                                            Nine Months Ended
                                Year Ended December 31,       September 30,
                                --------------------------  ------------------
                                 1995      1996     1997      1997      1998
                                -------  --------  -------  --------  --------
                                                               (Unaudited)
Revenues:
  Product revenues, net........ $16,464  $ 19,236  $26,930  $ 18,596  $ 30,477
  Research and development
    contracts..................     877       414      154       154        --
  License and royalty fees.....     125        --       --        --        --
                                -------  --------  -------  --------  --------
    Total revenues.............  17,466    19,650   27,084    18,750    30,477
                                -------  --------  -------  --------  --------
Cost of revenues:
  Cost of products sold........   6,913    10,615   11,254     8,005    11,619
  Write-down of product
    license....................      --     3,128       --        --        --
  Cost of research and
    development contracts......     482        63       --        --        --
                                -------  --------  -------  --------  --------
    Total cost of revenues.....   7,395    13,806   11,254     8,005    11,619
                                -------  --------  -------  --------  --------
Gross profit...................  10,071     5,844   15,830    10,745    18,858
                                -------  --------  -------  --------  --------
Operating expenses:
  Research and development.....   6,660     8,928    9,194     6,841     7,967
  Marketing and sales..........   4,329     5,454    6,681     4,970     6,163
  General and administrative...   1,472     2,229    2,288     1,608     1,825
                                -------  --------  -------  --------  --------
    Total operating expenses...  12,461    16,611   18,163    13,419    15,955
                                -------  --------  -------  --------  --------
Operating income (loss)........  (2,390)  (10,767)  (2,333)   (2,674)    2,903
                                -------  --------  -------  --------  --------
Interest income (expense):
  Interest income..............     664       819      641       373       830
  Interest expense.............     (47)     (129)    (181)       (5)      (67)
                                -------  --------  -------  --------  --------
    Interest income, net.......     617       690      460       368       763
                                -------  --------  -------  --------  --------
Income (loss) before income
  taxes........................  (1,773)  (10,077)  (1,873)   (2,306)    3,666
                                -------  --------  -------  --------  --------
Provision for income taxes.....      --        --       --        --       164
                                -------  --------  -------  --------  --------
Net income (loss).............. $(1,773) $(10,077) $(1,873) $ (2,306) $  3,502
                                =======  ========  =======  ========  ========
Basic earnings (loss) per
  share........................ $  (.18) $   (.86) $  (.15) $   (.19) $    .26
                                =======  ========  =======  ========  ========
Diluted earnings (loss) per
  share........................ $  (.18) $   (.86) $  (.15) $   (.19) $    .24
                                =======  ========  =======  ========  ========

          See accompanying notes to consolidated financial statements.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)

                            Common Stock    Convertible Additional
                          -----------------  Preferred   Paid-in   Accumulated
                            Shares   Amount    Stock     Capital     Deficit    Total
                          ---------- ------ ----------- ---------- ----------- --------
Balance at December 31,
  1994..................   1,071,992  $ 1    $     --    $   913    $(16,238)  $(15,324)
  Shares of common stock
    issued upon exercise
    of stock options and
    warrants............     546,871    1          --        288          --        289
  Common stock offered
    by the company in
    initial public
    offering............   2,875,000    3          --     23,169          --     23,172
  Conversion of
    preferred stock to
    common stock........   7,009,743    7          --     20,235          --     20,242
  Compensation related
    to issuance of stock
    options.............          --   --          --        100          --        100
  Net loss..............          --   --          --         --      (1,773)    (1,773)
                          ----------  ---    --------    -------    --------   --------
Balance at December 31,
  1995..................  11,503,606   12          --     44,705     (18,011)    26,706
  Shares of common stock
    issued upon exercise
    of stock options and
    warrants............     408,880   --          --        319          --        319
  Compensation related
    to issuance of stock
    options.............          --   --          --        351          --        351
  Net loss..............          --   --          --         --     (10,077)   (10,077)
                          ----------  ---    --------    -------    --------   --------
Balance at December 31,
  1996..................  11,912,486   12          --     45,375     (28,088)    17,299
  Shares of common stock
    issued upon exercise
    of stock options and
    warrants............     405,785   --          --        699          --        699
  Issuance of
    convertible
    preferred stock, net
    of issuance costs...          --   --      12,886        770          --     13,656
  Deemed dividend on
    convertible
    preferred stock.....          --   --       1,471     (1,471)         --         --
  Compensation related
    to issuance of stock
    options.............          --   --          --        380          --        380
  Net loss..............          --   --          --         --      (1,873)    (1,873)
                          ----------  ---    --------    -------    --------   --------
Balance at December 31,
  1997..................  12,318,271   12      14,357     45,753     (29,961)    30,161
  Shares of common stock
    issued upon exercise
    of stock options
    (unaudited).........     418,058   --          --      1,592          --      1,592
  Deemed dividend on
    convertible
    preferred stock
    (unaudited).........          --   --         143       (143)         --         --
  Issuance cost for
    convertible
    preferred stock
    (unaudited).........          --   --          --        (75)         --        (75)
  Shares of common stock
    issued upon
    conversion of
    preferred stock
    (unaudited).........   1,578,775    2     (14,500)    14,498          --         --
  Compensation related
    to issuance of stock
    options
    (unaudited).........          --   --          --        334          --        334
  Net income
    (unaudited).........          --   --          --         --       3,502      3,502
                          ----------  ---    --------    -------    --------   --------
Balance at September 30,
  1998 (unaudited)......  14,315,104  $14    $     --    $61,959    $(26,459)  $ 35,514
                          ==========  ===    ========    =======    ========   ========

          See accompanying notes to consolidated financial statements.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                             Nine Months Ended
                                 Years Ended December 31,      September 30,
                                 --------------------------  ------------------
                                  1995      1996     1997      1997      1998
                                 -------  --------  -------  --------  --------
                                                                (Unaudited)
Cash flows from operating
  activities:
 Net income (loss).............  $(1,773) $(10,077) $(1,873) $ (2,306) $  3,502
                                 -------  --------  -------  --------  --------
 Adjustments required to
   reconcile net income (loss)
   to cash flows from operating
   activities:
  Depreciation and
    amortization...............      802     2,195    1,807     1,019     1,464
  Write-down of product
    license....................       --     3,128       --        --        --
  Stock compensation expense...      100       351      380       248       334
  Changes in assets and
    liabilities:
   Decrease (increase) in
     accounts receivable.......   (3,084)    2,487   (1,635)   (1,261)   (1,204)
   (Increase) in inventories...   (1,440)     (753)  (1,288)   (1,511)   (1,354)
   Decrease (increase) in
     prepaids and other current
     assets....................     (250)      194     (510)     (484)     (335)
   Increase (decrease) in
     accounts payable..........      742      (216)    (455)    1,225     2,090
   Increase (decrease) in
     accrued expenses and other
     liabilities...............       13       516    1,598     1,411       (45)
                                 -------  --------  -------  --------  --------
    Total adjustments..........   (3,117)    7,902     (103)      647       950
                                 -------  --------  -------  --------  --------
    Net cash provided by (used
      in) operating
      activities...............   (4,890)   (2,175)  (1,976)   (1,659)    4,452
                                 -------  --------  -------  --------  --------
Cash flows from investing
  activities:
 Purchase of product licenses..   (2,176)     (445)      (3)       (3)     (300)
 Proceeds from the sale of
   property and equipment......        3        --       --        --        --
 Capital expenditures..........   (1,309)   (1,892)  (2,719)   (1,475)   (2,252)
 Purchases of short-term
   investments.................   (5,620)  (24,057)  (8,615)   (7,505)   (4,424)
 Proceeds from sale of short-
   term investments............    2,000    18,900   16,282    13,283     2,096
                                 -------  --------  -------  --------  --------
    Net cash provided by (used
      in) investing
      activities...............   (7,102)   (7,494)   4,945     4,300    (4,880)
                                 -------  --------  -------  --------  --------
Cash flows from financing
  activities:
 Payments on borrowings........   (1,191)       --       --        --        --
 Payments on product license
   obligations.................       --      (369)    (727)     (691)     (705)
 Proceeds from the exercise of
   stock options and warrants..      289       319      699       473     1,592
 Proceeds from the issuance of
   common stock, net...........   23,172        --       --        --        --
 Proceeds from the issuance of
   convertible preferred stock,
   net of issuance costs.......       --        --   13,656        --        --
 Issuance cost for convertible
   preferred stock.............       --        --       --        --       (75)
                                 -------  --------  -------  --------  --------
    Net cash provided by (used
      in) financing
      activities...............   22,270       (50)  13,628      (218)      812
                                 -------  --------  -------  --------  --------
Increase (decrease) in cash and
  cash equivalents.............   10,278    (9,719)  16,597     2,423       384
Cash and cash equivalents at
  beginning of period..........    3,352    13,630    3,911     3,911    20,508
                                 -------  --------  -------  --------  --------
Cash and cash equivalents at
  end of period................  $13,630  $  3,911  $20,508  $  6,334  $ 20,892
                                 =======  ========  =======  ========  ========
Supplemental disclosure of cash
  flows information:
 Cash paid for interest........  $    47  $    129  $   181  $      5  $     68
Supplemental schedule of non-
  cash financing activities:
 Obligations for purchase of
   product licenses............  $ 2,399  $    134  $    --  $     --  $     --

          See accompanying notes to consolidated financial statements.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (in thousands, except share and per share amounts)

(1) Summary of Significant Accounting Policies

 Description of Business

  TranSwitch Corporation (the "Company") was incorporated in Delaware on April 26, 1988. On January 28, 1994, the Company formed TranSwitch Europe N.V./S.A., a wholly-owned subsidiary located in Brussels, Belgium. In 1998, the Company formed TranSwitch India Private Limited, a wholly-owned subsidiary located in New Delhi, India. The Company designs, develops, markets and supports highly integrated digital and mixed-signal (analog and digital) semiconductor solutions for the telecommunications and data communications markets.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

 Reclassifications

  Certain prior year amounts have been reclassified to conform with the current year's presentation.

 Cash Equivalents

  Cash equivalents of $2,989, $18,668, and $15,658 at December 31, 1996 and 1997, and September 30, 1998 (unaudited), respectively, consist of certificates of deposit, U.S. Treasury Bills, commercial paper and U.S. Agency notes. For purposes of the statements of cash flows, the Company considers all certificates of deposit, U.S. Treasury Bills, commercial paper and U.S. Agency notes with original maturities of three months or less to be cash equivalents.

 Investment Securities

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, the Company's short-term investments were classified as available-for-sale and were recorded at fair market value in the accompanying balance sheet.

 Inventories

  Inventories are carried at the lower of cost (on a first-in, first-out basis) or estimated net realizable value.

 Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is provided on the half-year convention method based on the related assets' estimated useful lives, ranging from three to seven years. Depreciation of semiconductor tooling costs is provided on the straight-line method using the lesser of three years or the life of the related semiconductor it produces. Repairs and maintenance are charged to operations as incurred.

 Product Licenses

  Product licenses are amortized over the lesser of the Company's estimated product sales volume or the straight-line method over three to five years.

  Subsequent to its acquisition, the Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of a product license may warrant revision or that the

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)

remaining balance of a product license may not be recoverable. When factors indicate that a product license should be evaluated for possible impairment, the Company uses an estimate of the related product licenses' undiscounted future cash flows over the remaining life of the asset in measuring whether the product license is recoverable. Any impairment is measured against discounted cash flows.

 Revenue Recognition

  Sales of product are recognized upon shipment to distributors and original equipment manufacturers. Sales to certain distributors are made under distributor agreements which provide the distributor with certain price protection and return and allowance rights. Revenues are reduced for estimated price protection and returns based upon historical experience.

  Revenues from development contracts are derived from agreements with third parties. These agreements provide for payments to the Company for the development of new products and reimbursement for expenses incurred based on the achievement of certain milestones. Revenues are recognized as the related costs are incurred over the term of the agreement. The Company primarily retains exclusive ownership of technology developed in connection with the design of semiconductors. Technology developed in connection with customized computer boards generally transfers to third parties.

  The Company recognizes royalties and license fees when its obligations under the license and royalty agreements are fulfilled and when payment has been received or is reasonably assured.

 Concentration of Credit Risk

  The Company sells its products to customers in the United States and overseas. Credit evaluations are done on all new customers and periodically evaluated for existing customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

 Product Warranties

  The Company provides for expected costs that may be incurred under its product warranties. Estimated warranty costs are accrued as products are sold and charged to cost of revenues.

 Research and Development Costs

  Research and development costs are expensed as incurred.

 Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


 Earnings per Share

  Basic earnings per share are based upon the weighted average common shares outstanding during the period. Diluted earnings per share assume exercise of in-the-money stock options outstanding and full conversion of convertible preferred stock into common stock at the beginning of the year or the date of issuance, unless they are antidilutive.

 Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Accounting Changes

  Effective December 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128--"Earnings per Share." SFAS No. 128 simplifies the calculation of earnings per share (EPS), replaces primary EPS with basic EPS and replaces fully diluted EPS with diluted EPS.

  Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. In prior years, the Company has computed EPS without consideration to potentially dilutive instruments due to the losses incurred by the Company. Accordingly, the adoption of this standard has not resulted in a change to the Company's previously reported EPS amounts.

  Effective January 1, 1998, the Company adopted SFAS No. 130--"Reporting Comprehensive Income." This Statement requires that companies disclose comprehensive income, which includes net income, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available for sale. For the Company, comprehensive income is the same as net income (loss).

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This Statement is effective for fiscal years beginning after June 15, 1999. The Company expects to adopt this accounting standard beginning January 1, 2000. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

 Interim Results (Unaudited)

  The accompanying Consolidated Balance Sheet at September 30, 1998, the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the nine months ended September 30, 1997 and 1998, and the Consolidated Statement of Stockholders' Equity for the nine months ended September 30, 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The results for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the entire year. The data disclosed in these notes to the consolidated financial statements for these periods are unaudited.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


(2) Short-term Investments

  Short-term investments, classified as available-for-sale, consist of the following at December 31, 1996 and 1997:

                                     1996                         1997
                         ---------------------------- ----------------------------
                         Amortized Unrealized   Fair  Amortized Unrealized   Fair
                           Cost    Gain (Loss) Value    Cost    Gain (Loss) Value
                         --------- ----------- ------ --------- ----------- ------
Commercial paper and
  corporate debt
  securities (average
  maturity of 4 months
  in 1996 and 1997).....  $3,774     $   --    $3,774  $1,110     $   --    $1,110
Corporate bonds.........   1,004         --     1,004      --         --        --
U.S. Treasury Bill......   3,999         --     3,999      --         --        --
                          ------     ------    ------  ------     ------    ------
  Total.................  $8,777     $   --    $8,777  $1,110     $   --    $1,110
                          ======     ======    ======  ======     ======    ======

  Gross realized gains and losses on sales of securities in 1996 and 1997 were immaterial.

(3) Fair Value of Financial Instruments

  The estimated fair values of our financial instruments at December 31, 1996 and 1997 follow:

                                                    1996             1997
                                               --------------- ----------------
                                               Carrying  Fair  Carrying  Fair
                                                Amount  Value   Amount   Value
                                               -------- ------ -------- -------
   Cash and cash equivalents..................  $3,911  $3,911 $20,508  $20,508
   Short-term investments.....................   8,777   8,777   1,110    1,110
   Accounts receivable, net...................   2,893   2,893   4,528    4,528

  The carrying amounts for cash and accounts receivables, net, approximate fair value because of the short maturities of these instruments.

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash primarily in market interest rate accounts. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

(4) Inventories

  Inventories consist of:

                                                     December 31,  September 30,
                                                     ------------- -------------
                                                      1996   1997      1998
                                                     ------ ------ -------------
                                                                    (Unaudited)
   Raw materials.................................... $  600 $1,086    $1,191
   Work in process..................................  1,500  1,654     1,137
   Finished goods...................................  1,424  2,072     3,838
                                                     ------ ------    ------
     Total.......................................... $3,524 $4,812    $6,166
                                                     ====== ======    ======

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


(5) Property and Equipment, Net

  Property and equipment, net, consist of:

                                    Estimated   December 31,     September 30,
                                      Useful   ----------------  -------------
                                      Lives     1996     1997        1998
                                    ---------- -------  -------  -------------
                                                                  (Unaudited)
   Purchased computer software..... 3 years    $ 2,756  $ 4,220     $ 4,406
   Equipment....................... 3-7 years    2,356    3,171       3,782
   Semiconductor tooling........... 3 years        771      879         879
   Furniture....................... 3-7 years      351      967       1,110
   Leasehold improvements.......... Lease term     158      186         196
   Construction in progress........                418      106       1,628
                                               -------  -------     -------
                                                 6,810    9,529      12,001
   Less accumulated depreciation
     and amortization..............             (4,163)  (5,713)     (7,073)
                                               -------  -------     -------
   Property and equipment, net.....            $ 2,647  $ 3,816     $ 4,928
                                               =======  =======     =======

(6) Product Licenses, Net

  Product licenses, net, amounted to $1,254, $1,000 and $976 at December 31, 1996 and 1997 and September 30, 1998 (unaudited), respectively.

  On December 15, 1995 the Company entered into a new agreement with Texas Instruments (TI) in which it repurchased its license agreement for a total of $4,875 representing an upfront payment of $2,125 in cash and the discounted present value of future minimum payments. The Company recorded the repurchased license (TI license) in its consolidated balance sheet under the caption product licenses and is amortizing the asset over a five year period based upon the estimated related incremental product sales. Interest expense is being accrued over the three year minimum payment period.

  In the fourth quarter of 1996, the TI License was written down to its net realizable value as the forecasted incremental revenues attributable to the TI license were significantly less than originally anticipated.

  The Company purchased other product licenses during the fiscal years ended 1996 and 1997 and during the first nine months of 1998 for $314, $3, and $300, respectively, which are being amortized over a three year period.

  Amortization of product licenses amounted to $0, $705, $257 and $324 in fiscal years ended 1995, 1996 and 1997 and the nine months ended September 30, 1998 (unaudited), respectively.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


(7) Income Taxes

  The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below:

                                                              1996      1997
                                                            --------  --------
   Deferred tax assets:
     Inventory obsolescence...............................  $    497  $    532
     Vacation accrual.....................................        79       137
     Warranty reserve.....................................       119       221
     Sales allowance reserve..............................       148       270
     Product license......................................       267        --
     Net operating losses.................................    10,637    12,244
     Research and development credit......................     1,739     1,860
     Other................................................        59        90
                                                            --------  --------
   Total gross deferred tax assets........................    13,545    15,354
   Less valuation allowance...............................   (13,384)  (14,867)
   Net deferred tax assets................................       161       487
   Deferred tax liabilities:
     Property and equipment...............................      (161)     (487)
                                                            --------  --------
      Total deferred taxes, net of valuation allowance....  $     --  $     --
                                                            ========  ========

  The net change in the total valuation allowance for the year ended December 31, 1997 was an increase of $1,483. Due to the Company's prior operating losses, there is uncertainty surrounding whether the Company will ultimately realize its deferred tax assets. Accordingly, these assets have been fully reserved. Of the total valuation allowance of $14,867, subsequently recognized tax benefits, if any, in the amount of $1,611 will be applied directly to contributed capital.

  The difference between the statutory federal income tax rate and the Company's effective tax rate for the years ended December 31, 1995, 1996 and 1997 is principally due to net operating losses.

  At December 31, 1997, the Company had available, for federal income tax purposes, net operating loss carryforwards of approximately $29,440 and research and development tax credit carryforwards of approximately $1,860 expiring in varying amounts from 2003 through 2012. Certain transactions involving beneficial ownership of the Company have occurred which resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, approximately $24,000 of the Company's net operating loss carryforward and $1,410 of the Company's research and development tax credit carryforward are subject to these limitations.

(8) Convertible Preferred Stock

  The Company has authorized 1,000,000 shares of preferred stock with a par value of $.01. On October 10, 1997, the Company issued 14,500 shares of Series A Convertible Preferred Stock (Series A Stock) for net proceeds, after issuance costs, of $13,656. The Company allocated $1,614 of the net proceeds to additional paid-in capital, representing the calculated value of a preferential conversion feature on the date of issuance. This amount is being accreted ratably to the Series A Stock as a deemed dividend through the earliest conversion date (90 days from issuance).

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


  Each share of Series A Stock is convertible into shares of Common Stock at any time at the option of the holder, subject to certain limitations, at the lesser of (i) $10.58 per share or (ii) ninety percent (90%) of the average of the closing bid price of the Company's Common Stock, as reported by the NASDAQ National Market, for the ten (10) trading days immediately preceding the date written notice of conversion is received by the Company. Unless converted sooner at the option of the holders of the Series A Stock, all shares of Series A Stock will convert to Common Stock on October 10, 2002. No Series A Stock may be converted until the earlier of (i) January 8, 1998 or (ii) the date upon which a registration statement filed with the Securities and Exchange Commission to register additional shares of Common Stock is declared effective.

  As of December 31, 1997, the Series A Stock was not yet eligible for conversion into Common Stock. Effective January 8, 1998, the Series A Stock was eligible for conversion into Common Stock.

  In the nine months ended September 30, 1998, all outstanding shares of Series A Stock were converted into 1,578,775 shares of Common Stock.

(9) Stockholders' Equity

 Common Stock

  On June 19, 1995 and July 13, 1995 the Company completed its initial public offering of 2,500,000 shares of Common Stock and 375,000 shares of Common Stock, respectively, all of which were sold by the Company. Concurrent with consummation of the offering, all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock were converted into 7,009,743 shares of Common Stock.

 Stock-Based Compensation

  1989 Stock Option Plan

  Effective January 12, 1989, the Company adopted a Stock Option Plan. Under the Plan, the Board of Directors (or an appointed committee) grants to all new employees, and to certain key employees and consultants, incentive stock options ("qualified" options) and non-qualified stock options to purchase Common Stock. In 1993, the Company amended the Stock Option Plan, increasing the total number of shares of Common Stock reserved for issuance to 1,827,413.

  The option price for incentive stock options shall not be less than 100% of the fair market value (110% in the case of an employee owning more than 10% of the combined voting power) on the date of grant; and the option price for non-qualified stock options shall not be less than 85% of the fair market value on the date of grant.

  1995 Stock Plan

  On April 11, 1995, the Company's Board of Directors adopted the 1995 Stock Plan (the 1995 Plan) which was approved by the Company's stockholders on April 19, 1995. The 1995 Plan took effect upon the completion of the initial public offering. In 1996, the Company increased the total number of shares of Common Stock authorized under the 1995 Stock Plan and amended and restated the 1995 Stock Plan (as amended and restated, "The 1995 Plan"). At December 31, 1997, 2,469,019 shares of the Company's Common Stock are reserved for issuance pursuant to the grant to employees of incentive stock options and the grant of non-qualified stock options, awards or direct purchases of the Company's Common Stock to employees, consultants, directors and officers of the Company. The terms of the options granted will be subject to the provisions of the 1995 Plan as determined by the Compensation Committee of the Board of Directors. The 1995 Plan will terminate ten years after its adoption unless earlier terminated by the Board of Directors.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


  1995 Employee Stock Purchase Plan

  On April 11, 1995, the Company's Board of Directors adopted the 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") which was approved by the Company's stockholders on April 19, 1995. Under the terms of the 1995 Purchase Plan, all employees of the Company, except five percent or more stockholders, may contribute to the plan, up to 5% of their annual compensation toward the purchase of the Company's Common Stock. The Company has reserved 100,000 shares for issuance under the 1995 Purchase Plan. The purchase price per share is the lesser of (a) 85% of the fair market value of the Common Stock on the date of the grant of the option, as defined, or (b) 85% of the fair market value of the Common Stock on the date of exercise of the option, as defined.

  Non-Employee Director Stock Option Plan

  The 1995 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors on April 11, 1995 and approved by the Company's stockholders on April 19, 1995. The Director Plan provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company on the anniversary date of each individual board member joining the Board of Directors. Upon joining the Company's Board, Directors are granted 12,500 shares, one-third of which vest immediately, one-third after the first year, and the remaining one-third after the second year. Annually thereafter, Directors are granted 7,500 shares which vest fully after one year.

  The Director Plan is administered by the Compensation Committee of the Board of Directors. No option granted under the Director Plan may be exercised after the expiration of five years from the date of grant. The exercise price of options under the Director Plan must be equal to the fair market value of the Common Stock on the date of grant. Options granted under the Director Plan are generally nontransferable.

  Stock Option Information

  Information regarding the Company's stock options are set forth as follows:

                                                     Number    Weighted Average
                                                    of Shares    Option Price
                                                    ---------  ----------------
Outstanding at December 31, 1994..................  1,190,912       $ 0.51
  Granted.........................................    556,225        10.34
  Exercised.......................................   (390,055)        0.43
  Canceled........................................    (50,373)        2.00
                                                    ---------       ------
Outstanding at December 31, 1995..................  1,306,709         3.86
  Granted.........................................  1,524,630         7.63
  Exercised.......................................   (296,954)        0.58
  Canceled........................................   (778,968)       10.17
                                                    ---------       ------
Outstanding at December 31, 1996..................  1,755,417         4.81
  Granted.........................................  1,277,300         7.26
  Exercised.......................................   (382,584)        1.48
  Canceled........................................   (592,117)        8.38
                                                    ---------       ------
Outstanding at December 31, 1997..................  2,058,016         5.72
  Granted (unaudited).............................    965,300        11.83
  Exercised (unaudited)...........................   (404,007)        4.07
  Canceled (unaudited)............................   (137,411)        7.05
                                                    ---------       ------
Outstanding at September 30, 1998 (unaudited).....  2,481,898       $ 7.65
                                                    =========       ======

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


  Options outstanding and exercisable at December 31, 1997 are as follows:

                         Options Outstanding              Options Exercisable
                  -------------------------------------  -----------------------
                                 Weighted
                                  Average     Weighted                 Weighted
  Range of                       Remaining    Average                  Average
  Exercise          Number      Contractual   Exercise     Number      Exercise
   Prices         Outstanding      Life        Price     Exercisable    Price
  --------        -----------   -----------   --------   -----------   --------
$ 0.40 to  1.20      283,020       1.05        $0.73       248,928      $0.71
  4.13 to  6.38    1,214,746       8.39         5.22       439,879       5.35
  6.50 to 10.81      443,250       9.53         8.80        61,605       7.41
 10.88 to 12.63      117,000       9.01        11.27        94,000      11.12
---------------    ---------       ----        -----       -------      -----
$ 0.40 to 12.63    2,058,016       7.66        $5.72       844,412      $4.77
===============    =========       ====        =====       =======      =====

  Stock options expire five or ten years from the date of grant and are generally exercisable ratably over four years from the date of grant.

  In connection with stock options granted in January 1995 through March 31, 1995, the Company recorded deferred compensation expense of $618 for the excess of the deemed value for accounting purposes of the Common Stock issuable upon exercise of such stock options over the aggregate exercise price of such options. The Company is recording compensation expense over the applicable vesting periods (primarily four years). For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998 (unaudited), the Company recorded compensation expense of $100, $156, $155, and $116, respectively, for these options.

  The Company does not recognize compensation expense relating to employee stock options because the exercise price of the option equals the fair value of the stock on the date of grant. If the Company had determined the compensation based on the fair value of the options on the date of grant in accordance with SFAS No. 123, the pro forma net loss and loss per share would be as follows:

                                                     1995      1996     1997
                                                    -------  --------  -------
   Net loss--as reported........................... $(1,773) $(10,077) $(1,873)
   Net loss--pro forma.............................  (2,189)  (12,599)  (2,054)
   Basic loss per share--as reported...............   (0.18)    (0.86)   (0.15)
   Basic loss per share--pro forma.................   (0.22)    (1.07)   (0.17)

  The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. Diluted loss per share amounts are not presented as they are the same as basic.

  As reflected in the pro forma amounts in the preceding table, the average fair value of each option granted in 1995, 1996 and 1997 was $4.70, $3.00 and $6.73, respectively. The fair value of each option granted was estimated on the date of grant using the modified Black-Scholes option pricing model based on the following weighted average assumptions:

                                                               1995  1996  1997
                                                               ----  ----  ----
   Risk-free interest rate....................................  5.5%  6.0%  5.7%
   Expected life in years.....................................  6.0   6.0   4.0
   Expected volatility........................................ 52.0% 52.0% 66.0%
   Expected dividend yield....................................   --    --    --

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


  For the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998 (unaudited), the Company recognized additional compensation expense of $195, $225 and $218, respectively, as required by SFAS No. 123 relating to stock options granted to non-employees.

 Warrants

  Warrants to purchase Common Stock and Preferred Stock have been granted to the original investors in consideration of additional financing and loans, and for services performed by various other parties. The warrants presented in the table below are convertible into Common Stock and Preferred Stock at a rate of one share of Common Stock and Preferred Stock for each warrant to purchase Common Stock and Preferred Stock, respectively. During 1995, 58,396 shares of Preferred Stock warrants were converted into 29,198 shares of Common Stock at a rate of one share of Common Stock for each two shares of Preferred Stock and 13,488 shares of Preferred Stock warrants were canceled.

                              Warrants--Common Stock        Warrants--Preferred Stock
                          ------------------------------- -------------------------------
                                    Price Per Expiration            Price Per  Expiration
                           Number     Share      Date     Number      Share       Date
                          --------  --------- ----------- -------  ----------- ----------
Outstanding at December
  31, 1994..............   215,409  $.06-1.00 12/96-11/98  71,884  $1.00--1.30 8/90--7/00
  Exercised.............  (122,964)        -- 12/96-11/98 (58,396) $1.00--1.30 8/99--7/00
  Canceled..............        --         --          -- (13,488) $1.00--1.30 8/99--7/00
                          --------  --------- ----------- -------  ----------- ----------
Outstanding at December
  31, 1995..............    92,445  $.06-1.00 12/96-11/98      --           --         --
  Exercised.............   (82,011)        -- 12/96-11/98      --           --         --
                          --------  --------- ----------- -------  ----------- ----------
Outstanding at December
  31, 1996..............    10,434  $.40-1.00 12/96-11/98      --           --         --
  Exercised.............    (8,038)        -- 12/96-11/98      --           --         --
                          --------  --------- ----------- -------  ----------- ----------
Outstanding at December
  31, 1997..............     2,393  $.40-1.00 12/96-11/98      --           --         --
  Expired...............    (2,393)        --        9/98      --           --         --
                          --------  --------- ----------- -------  ----------- ----------
Outstanding at September
  30, 1998 (unaudited)..        --         --          --      --           --         --
                          ========  ========= =========== =======  =========== ==========

(10) Earnings Per Share

  The basic earnings (loss) per share for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998 (unaudited) follows:

                                                            Nine Months Ended
                                Year Ended December 31,       September 30,
                                --------------------------  ------------------
                                 1995      1996     1997      1997      1998
                                -------  --------  -------  --------  --------
                                                               (Unaudited)
   Net income (loss)........... $(1,773) $(10,077) $(1,873) $ (2,306) $  3,502
   Average common shares
     outstanding (in
     thousands)................  10,062    11,751   12,152    12,103    13,701
   Basic earnings (loss) per
     share..................... $  (.18) $   (.86) $  (.15) $   (.19) $    .26

  Diluted loss per share amounts are not presented for the years ended December 31, 1995, 1996, and 1997, or for the nine months ended September 30, 1997 (unaudited) as they are the same as basic.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)

  The weighted average shares of dilutive securities that would have been used to calculate diluted EPS had their effect not been anti-dilutive for the years ended December 31, 1995, 1996, and 1997, and for the nine months ended September 30, 1997 (unaudited) are as follows:

                                                              Nine Months Ended
                                     Year Ended December 31,    September 30,
                                    ------------------------- -----------------
                                     1995    1996     1997          1997
                                    ------- ------- --------- -----------------
                                                                 (Unaudited)
   Options......................... 541,490 281,460   634,867      681,811
   Warrants........................  52,691   5,153     1,954        1,388
   Convertible Preferred Stock.....      --      --   380,697           --
                                    ------- ------- ---------      -------
     Total......................... 594,181 286,613 1,017,518      683,199
                                    ======= ======= =========      =======

  Diluted earnings per share for the nine month period ended September 30, 1998 (unaudited) follows:

                                                              Nine Months Ended
                                                                September 30,
                                                              -----------------
                                                                    1998
                                                              -----------------
                                                                 (Unaudited)
      Net income.............................................      $3,502
                                                                   ------
      Average common shares outstanding for the period (in
        thousands)...........................................      13,701
       Stock options and warrants, net of assumed treasury
         share repurchases (in thousands)....................         878
                                                                   ------
      Adjusted average shares outstanding for the period (in
        thousands)...........................................      14,579
                                                                   ------
      Diluted earnings per share.............................      $ 0.24

(11) Employee Savings Plan

  On November 21, 1988, the Company established a 401(k) retirement savings plan. All employees are entitled to contribute from 1% to 15% of their pre-tax income, not exceeding the IRS maximum for income deferrals, to the Plan, and may elect to invest their contributions in various established funds, which include fixed income, growth and equity funds. In 1997, the maximum contribution was 20% of pre-tax income subject to IRS limitations. The Company began providing matching contributions in 1996 for 50 percent of the employees deferred compensation up to a maximum of 6 percent. The Company's contribution expense amounted to $156 and $188 for 1996 and 1997, respectively.

(12) Concentration of Sales

  The following table summarizes the percentage of total revenue attributable to the Company's significant customers:

                                                              Nine Months Ended
                                Year Ended December 31,         September 30,
                                -----------------------       -----------------
Customer                         1995      1996      1997           1998
--------                        -------   -------   -------   -----------------
                                                                 (Unaudited)
Columbia Technologies(1).......       *         *         *           18%
Insight Electronics, Inc.(1)...      16%       16%       41%          22%
Tellabs Operations, Inc.(2)....      17%       14%       16%          20%
ECI Telecom Ltd................       *        22%        *            *

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)

--------
  * Revenue was less than 10% of the Company's total revenue in these years.
(1) Insight Electronics, Inc. and Columbia Technologies are distributors to various end-users, none of which comprised more than 10% of the Company's total revenue during the respective periods.
(2) The Company's sales to Tellabs during 1995, 1996 and 1997 were made through Reptron Electronics, Inc., Tellabs' designated distributor. In the nine-month period ended September 30, 1998, sales to Tellabs were made through Reptron and Arrow Electronics, Inc., also Tellabs' designated distributor. Sales to Tellabs through Arrow during this period represented 14% of the Company's total revenues.

  Foreign sales represented 38%, 46%, 33% and 48% of total revenue for fiscal years 1995, 1996 and 1997 and for the nine month period ended September 30, 1998 (unaudited), respectively.

  Revenues from customers located outside the United States were as follows:

                                                               Nine Months Ended
                                       Year Ended December 31,   September 30,
                                       ----------------------- -----------------
                                        1995    1996    1997         1998
                                       ------- ------- ------- -----------------
                                                                  (Unaudited)
Europe................................ $ 3,084 $ 2,100  $3,902      $ 2,797
Middle East...........................      --   4,232     517        3,925
Far East..............................   1,798   1,976   2,885        7,344
Canada and other......................   1,626     592   1,721          482
                                       ------- ------- -------      -------
  Total............................... $ 6,508 $ 8,900 $ 9,025      $14,548
                                       ======= ======= =======      =======

(13) Commitments and Contingencies

 Line of Credit

  In June 1997, the Company entered into a new line of credit agreement with Silicon Valley Bank whereby the Company has access to up to $6,000 for working capital purposes, bearing interest at prime + 3/4% due on July 10, 1998, and $2,000 for equipment purchases, bearing interest at prime +1% due on May 31, 2002. The lines are secured by all corporate assets except intellectual property of the Company.

  The agreement contains certain financial restrictions and covenants which, among other things, include provisions for maintaining a minimum amount of cash, net worth and profitability.

  At December 31, 1997 and September 30, 1998 (unaudited), no amounts were outstanding under this agreement.

 Development Agreements

  From time to time, the Company has entered into agreements with third parties for the development and/or licensing of products for its manufacture and sale, or the licensing of technology that the Company may use in the manufacture of products, for which royalties are paid against actual sales of these products. The Company recognized royalty expense of $829, $1,266 and $1,110 in 1995, 1996 and 1997, respectively, under these agreements; these amounts are included in cost of products sold in the consolidated statements of operations.

                    TRANSWITCH CORPORATION AND SUBSIDIARIES

               (in thousands, except share and per share amounts)


 Lease Agreements

  Total rental expense under all operating lease agreements aggregated $586, $446 and $745 during 1995, 1996 and 1997, respectively. Future minimum operating lease commitments that have remaining, non-cancelable lease terms in excess of one year at December 31, 1997 follow:

      1998............................................................... $  548
      1999...............................................................    546
      2000...............................................................    466
      2001...............................................................    396
      2002...............................................................    393
      Thereafter.........................................................  1,865
                                                                          ------
                                                                          $4,214
                                                                          ======

 Foundry Purchase Commitments

  In April 1996, the Company entered into a foundry agreement with Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) which includes future minimum purchase commitments as follows:

  1998..................................................................... $476
  1999.....................................................................  128
                                                                            ----
                                                                            $604
                                                                            ====

  Diagrammatic graphics entitled "TranSwitch End Market Focus," showing stylized block diagrams of applications in the public network (SONET/SDH Add Drop Multiplexer) and in a data access network (Multi Service Access Platform) using TranSwitch products.

  A magnified photograph of a TranSwitch integrated circuit, together with the TranSwitch logo.